FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

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HSBC Holdings plc

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013

Certain defined terms

Unless the context requires otherwise, 'HSBC Holdings' means HSBC Holdings plc and 'HSBC', the 'Group', 'we', 'us' and 'our' refers to HSBC Holdings together with its subsidiaries. Within this document the Hong Kong Special Administrative Region of the People's Republic of China is referred to as 'Hong Kong'. When used in the terms 'shareholders' equity' and 'total shareholders' equity', 'shareholders' means holders of HSBC Holdings ordinary shares and those preference shares classified as equity. The abbreviations 'US$m' and 'US$bn' represent millions and billions (thousands of millions) of US dollars, respectively.

Cautionary statement regarding forward-looking statements

The Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 ('Pillar 3 Disclosures 2013') contain certain forward-looking statements with respect to HSBC's financial condition, results of operations and business.

Statements that are not historical facts, including statements about HSBC's beliefs and expectations, are forward-looking statements. Words such as 'expects', 'anticipates', 'intends', 'plans', 'believes', 'seeks', 'estimates', 'potential' and 'reasonably possible', variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.

Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC's Directors, officers or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These factors include changes in general economic conditions in the markets in which we operate, changes in government policy and regulationand factors specific to HSBC.

Verification

Whilst the Pillar 3 Disclosures 2013 are not required to be externally audited, the document has been verified internally in accordance with the Group's policies on disclosure and its financial reporting and governance processes. Controls comparable to those for the Annual Report and Accounts 2013 have been applied to confirm compliance with PRA Handbook rules in BIPRU 11 and consistency with HSBC's governance, business model and other disclosures.

Frequency

We publish comprehensive Pillar 3 disclosures annually on the HSBC internet site www.hsbc.com, simultaneously with the release of our Annual Report and Accounts 2013. Our interim reports and management statements include relevant summarised regulatory capital information complementing the financial and risk information presented there.

Contents

Introduction
Purpose ................................................................		2
Key regulatory metrics .........................................		2
Regulatory framework for disclosures ...................		4
Pillar 3 Disclosures 2013 ......................................		5
Future developments ............................................		5
Comparison with the Annual Report and Accounts 2013		9

Capital and risk
Capital management ............................................		14
Regulatory capital ................................................		14
Calculation of capital requirements ......................		16
Scope of Basel Pillar 1 approaches .......................		19
Pillar 2 and ICAAP ..............................................		22
Basel III implementation and CRD IV ..................		23
Risk management .................................................		29
Risk analytics and model governance ...................		30

Credit risk
Overview and responsibilities ...............................		31
Credit risk management .......................................		31
Credit risk models governance ..............................		32
Application of the IRB approach .........................		41
Model performance ..............................................		59
Risk mitigation ....................................................		65
Application of the standardised approach .............		67
Counterparty credit risk .......................................		69
Securitisation .......................................................		76

Market risk
Overview and objectives .......................................		81
Organisation and responsibilities ..........................		81
Measurement and monitoring ...............................		82
Managed risk positions .........................................		84

Operational risk
Overview and objectives .......................................		84
Organisation and responsibilities ..........................		85
Measurement and monitoring ...............................		86

Other risks
Pension risk .........................................................		86
Non-trading book interest rate risk ......................		87
Non-trading book exposures in equities ................		87

Remuneration
HSBC Group Remuneration Committee ................		91
HSBC reward strategy ...........................................		91
Group variable pay pool determination ................		91

Appendices
I	Simplified organisation chart for regulatory purposes .......................................................	97
II	Risk management framework - risk types ........	98
III	Supplementary Basel III disclosures ..................	101
IV	References to Annual Report and Accounts 2013 .........................................................................	104
V	Abbreviations ..................................................	105
VI	Glossary ...........................................................	107
VII	Contacts ..........................................................	115

Tables

1	Pillar 1 overview ............................................	3
2	Reconciliation of balance sheets - financial accounting to regulatory scope of consolidation ..............................................	10
3	Principal entities with a different regulatory and accounting scope of consolidation ...............	12
4	Composition of regulatory capital ..................	15
5	RWAs - by global business and region .............	16
6	RWAs - by risk type and region .....................	17
7	Credit risk and counterparty credit risk - by Basel approach and exposure class ...............	21
8	Composition of regulatory capital on an estimated CRD IV end point basis and Year 1 transitional basis ............................................................	24
9	Reconciliation of current rules to CRD IV end point rules ...................................................	25
10	Estimated CRD IV end point leverage ratio .....	28
11	Credit risk - summary .....................................	33
12	Credit risk exposure - by region ......................	34
13	Credit risk exposure - RWAs by region ...........	35
14	Credit risk exposure - RWA density by region	36
15	Credit risk exposure - by industry sector .........	38
16	Credit risk exposure - by residual maturity ......	40
17	Wholesale IRB credit risk models ....................	43
18	Corporate IRB portfolio analysis ....................	44
19	Wholesale IRB exposure - by obligor grade .....	45
20	Material Retail IRB risk rating systems ...........	51
21	Retail IRB exposures secured on real estate property .....................................................	53
22	Retail IRB exposure - by internal PD band .....	54
23	Retail IRB exposure - by region ......................	57
24	IRB models - estimated and actual values (wholesale) ..................................................	60
25	IRB models - corporate PD models - performance by CRR grade ..............................................	60
26	IRB models - estimated and actual values (retail)	62
27	IRB EL and impairment - by exposure class ...	63
28	IRB EL and impairment - by region ...............	64
29	IRB exposure - credit risk mitigation ..............	67
30	Standardised exposure - credit risk mitigation .	68
31	Standardised exposure - by credit quality step .	69
32	CCR exposure - credit derivative transactions	70
33	CCR - net derivative credit exposure ..............	71
34	Comparison of derivative accounting balances and CCR exposure .......................................	71
35	CCR - by exposure class, product and method .	72
36	CCR - by exposure class, product and region ...	73
37	CCR - RWAs by exposure class, product and region	74
38	CCR - RWA density by exposure class, product and region ...................................................	75
39	Securitisation - by approach ...........................	78
40	Securitisation - movement in the year ............	78
41	Securitisation - by trading and non-trading book ....................................................................	79
42	Securitisation - asset values and impairment charges	79
43	Securitisation - by risk weighting ....................	80
44	Market risk .....................................................	81
45	Market risk models .........................................	84
46	Operational risk ..............................................	85
47	Non-trading book equity investments .............	88
48	Aggregate remuneration expenditure ...............	89
49	Remuneration - fixed and variable amounts - Group	89
50	Remuneration - fixed and variable amounts - UK ....................................................................	89
51	Deferred remuneration ....................................	90
52	Sign-on and severance payments .....................	90
53	Code staff remuneration by band .....................	90
54	2013 GPSP scorecard and performance outcome ....................................................................	95

Who we are

HSBC is one of the largest banking and financial services organisations in the world.

Customers:
54 million

Served by:
254,000 employees

Through four global businesses:
Retail Banking and Wealth Management
Commercial Banking
Global Banking and Markets
Global Private Banking

Located in:
75 countries and territories

Across six geographical regions:
Europe
Hong Kong
Rest of Asia-Pacific
Middle East and North Africa
North America
Latin America

Offices:
Over 6,300

Global headquarters:
London

Market capitalisation:
US$207 billion

Listed on stock exchanges in:
London
New York
Hong Kong
Paris
Bermuda

Shareholders:
216,000 in 131 countries and territories

Introduction

Purpose

This document comprises HSBC's Pillar 3 disclosures on capital and risk management at 31 December 2013. It has two principal purposes:

·  to meet the regulatory disclosure requirements under the rules of the United Kingdom ('UK') Prudential Regulation Authority ('PRA') set out in BIPRU, the Prudential Sourcebook for Banks, Building Societies and Investment Firms,   Chapter 11, and as the PRA has otherwise directed; and

· to provide further useful information on the capital and risk profile of the HSBC Group, in particular on the impact of the European and UK implementation of the Basel III framework.

Additional relevant information may be found in the HSBC Holdings plc Annual Report and Accounts 2013.

Key regulatory metrics

Core tier 1 capital US$149.1bn - up 7% 2012: US$138.8bn 2011: US$122.4bn	Core tier 1 ratio 13.6% 2012: 12.3% 2011: 10.1%	Total RWAs US$1,093bn - down 3% 2012: US$1,124bn 2011: US$1,210bn
Tier 1 capital US$158.2bn - up 5% 2012: US$151.0bn 2011: US$139.5bn	Tier 1 ratio 14.5% 2012: 13.4% 2011: 11.5%	Credit risk EAD US$2,160bn - down 1% 2012: US$2,171bn 2011: US$2,183bn
Total regulatory capital US$194.0bn - up7% 2012: US$180.8bn 2011: US$170.3bn	Total capital ratio 17.8% 2012: 16.1% 2011: 14.1%	Credit risk RWA density 40% 2012: 41% 2011: 44%
Common equity tier 1 capital US$132.5bn- up 8% 2012: US$122.5bn	Common equity tier 1 ratio1 10.9% 2012: 9.5%	Estimated CRD IV RWAs US$1,215bn - down 6% 2012: US$1,292bn
Leverage ratio2 4.4% 2012: 4.2%

Table 1: Pillar 1 overview

	RWAs			Capital required3
	2013	2012		2013	2012
	US$bn	US$bn		US$bn	US$bn

Credit risk .........................................................................	864.3	898.4	- down 4%	69.1	71.9
Standardised approach .......................................................	329.5	374.5		26.4	30.0
IRB foundation approach ..................................................	13.6	10.3		1.1	0.8
IRB advanced approach ....................................................	521.2	513.6		41.6	41.1

Counterparty credit risk4 ..................................................	45.8	48.3	- down 5%	3.7	3.9
Standardised approach .......................................................	3.6	2.6		0.3	0.2
IRB approach ...................................................................	42.2	45.7		3.4	3.7

Market risk .......................................................................	63.4	54.9	- up 15%	5.1	4.4
Operational risk ................................................................	119.2	122.3	- down 3%	9.5	9.8

Total ................................................................................	1,092.7	1,123.9	- down 3%	87.4	90.0

Of which:
Run-off portfolios .........................................................	104.9	145.7		8.4	11.7
Legacy credit in GB&M ................................................	26.4	38.6		2.1	3.1
US CML and Other5 ......................................................	78.5	107.1		6.3	8.6
Card and Retail Services6 ...............................................	1.1	6.9		0.1	0.6

1 A Basel III measure of common equity tier 1 ('CET 1') capital expressed as a percentage of total risk exposure amount.
2 For a detailed basis of preparation, see Appendix III.
3 'Capital required', here and in all tables where the term is used, represents the Pillar I capital charge at 8% of RWAs.
4 For a breakdown of counterparty credit risk ('CCR') exposure and RWAs by internal model and mark-to-market methods, see table 35.
5 Other includes treasury services related to the US Consumer and Mortgage Lending ('CML') business and operations in run-off.
6 Operational risk RWAs, under the standardised approach, are calculated using an average of the last three years' revenues. For business disposals, the operational risk RWAs are not released immediately on disposal, but diminish over a period of time. The RWAs for the Card and Retail Services business at 31 December 2013 represent the remaining operational risk RWAs for this business.

RWAs by risk type	Credit risk RWAs by Basel approach
http://www.rns-pdf.londonstockexchange.com/rns/7387A_-2014-2-23.pdf	http://www.rns-pdf.londonstockexchange.com/rns/7387A_-2014-2-23.pdf
RWAs by geographical region	RWAs by global business
http://www.rns-pdf.londonstockexchange.com/rns/7387A_-2014-2-23.pdf	http://www.rns-pdf.londonstockexchange.com/rns/7387A_-2014-2-23.pdf

Regulatory framework for disclosures

HSBC is supervised on a consolidated basis in the UK where, on 1 April 2013, three new regulatory bodies were established: the Financial Policy Committee ('FPC'), the PRA and the Financial Conduct Authority ('FCA').

The FPC does not directly supervise firms, being responsible for macro-prudential regulation and considering systemic risk affecting economic and financial stability. The FPC does, however, have power to direct the PRA or FCA, and it may make recommendations to the Treasury, to the PRA, FCA or 'other persons'. The PRA and FCA inherited the micro-prudential supervisory functions of the Financial Services Authority ('FSA'), and hold formal powers to issue directions to qualifying parent undertaking entities such as HSBC Holdings plc.

As the PRA supervises HSBC on a consolidated basis, it receives information on the capital adequacy of, and sets capital requirements for, the Group as a whole. Individual banking subsidiaries are directly regulated by their local banking supervisors, who set and monitor their local capital adequacy requirements. In most jurisdictions, non-banking financial subsidiaries are also subject to the supervision and capital requirements of local regulatory authorities.

At consolidated group level, we calculated capital for prudential regulatory reporting purposes throughout 2013 using the Basel II framework of the Basel Committee on Banking Supervision ('Basel Committee'), as implemented by the European Union ('EU') in the (amended) Capital Requirements Directive, and subsequently by the FSA and, latterly, the PRA in their rulebooks for the UK banking industry.

The Basel II framework has been updated by the Basel Committee in Basel III, which in the EU has been implemented with legal effect from 1 January 2014 through a Directive and a Regulation ('CRD IV') which together supersede earlier Directives. Significant matters within the scope of CRD IV include the quality and quantity of regulatory capital, the calculation of capital requirements for major risk types, liquidity and funding, capital buffers and leverage.

The regulators of Group banking entities outside the EU are at varying stages of implementation of the Basel framework; local regulation in 2013 may have been still on a Basel I basis, on Basel II, or in some cases already on Basel III.

In December 2013, the PRA issued final rules implementing CRD IV in the UK. In summary, these deploy available national discretion in order to accelerate significantly the transition timetable to full 'end-point' CRD IV compliance. They apply to HSBC, being headquartered in the UK, on a group consolidated basis. Details are set out under 'Basel III implementation and CRD IV' on page 23 of this Report.

Important elements of the capital adequacy framework in the UK have yet to be clarified, and uncertainties remain around the amount of capital that banks will be required to hold. These include the quantification and interaction of capital buffers and the definitions of several significant adjustments to regulatory capital. In addition, many technical standards and guidelines have been issued by the European Banking Authority ('EBA') in draft form for consultation, or are pending publication in 2014. These require adoption by the European Commission to come legally into force.

Moreover, the environment for approval and operation of internal ratings-based ('IRB') analytical models remains challenging. During 2013, the PRA introduced a number of measures to constrain modelling approaches used to calculate RWAs; these generally have driven higher capital requirements. These measures included a 45% floor for loss-given-default ('LGD') on senior unsecured sovereign IRB exposures and a requirement to adopt supervisory slotting for certain commercial real estate exposures. Given that all European Economic Area ('EEA') sovereign exposures are treated under the standardised approach, the new LGD floor effectively only applies to non-EEA sovereign exposures. Further details are set out in the RWA commentary from page 17 and in Wholesale models from page 42 below.

In November 2013, the PRA published its expectations in relation to capital ratios of major UK banks and building societies, namely that from 1 January 2014 capital resources should be held equivalent to at least 7% of RWAs, using a CRD IV end point definition of CET1 but after taking into account any adjustments set by the PRA to reflect the FPC's capital shortfall exercise recommendations. These include an assessment of expected future losses and future costs of conduct redress, and adjusting for a more prudent calculation of risk weights. In addition to the above, the PRA has established for the Group a forward-looking Basel III end point CET1 target ratio, post-FPC adjustments, to be met by 2019. This effectively replaced the capital resources floor that was set by the FSA towards the end of 2012.

Our approach to managing Group capital is designed to ensure that we exceed current regulatory requirements and are well placed to meet those expected in the future. In 2013, we managed our capital position to meet an internal target CET1 ratio of 9.5-10.5% on a CRD IV end point basis, changing to greater than 10% from 1 January 2014. We continue to keep this under review.

Pillar 3 Disclosures 2013

Basel II is structured around three 'pillars'. The Pillar 1 minimum capital requirements and Pillar 2 supervisory review process are complemented by Pillar 3: market discipline. The aim of Pillar 3 is to produce disclosures which allow market participants to assess the scope of application by banks of the Basel framework and the rules in their jurisdiction, their capital condition, risk exposures and risk assessment processes, and hence their capital adequacy. Pillar 3 requires all material risks to be disclosed, enabling a comprehensive view of a bank's risk profile.

The Pillar 3 Disclosures 2013 comprise all information required under Pillar 3 in the UK, both quantitative and qualitative, and are prepared at the HSBC Group consolidated level. Where disclosure has been withheld as proprietary or non-material, as the rules permit, we comment as appropriate. The PRA also allows certain Pillar 3 requirements to be met by inclusion within the financial statements.

Where we adopt this approach, references are provided to the relevant pages of the Annual Report and Accounts 2013.

We continue to engage constructively in the work of the UK authorities and industry associations to improve the transparency and comparability of UK banks' Pillar 3 disclosures. We also take due account of other regulatory assessments, such as reviews by the EBA of best practice in historical disclosures. Our 2013 disclosures further enhance our implementation at 2012 year-end of the recommendations of the Enhanced Disclosure Task Force ('EDTF') in October 2012, taking account of their subsequent progress report.

An overview of disclosures reflecting HSBC's implementation of those recommendations is given on page 131 of the Annual Report and Accounts 2013.

The disclosures in this report have mainly been prepared according to the Basel II rules that remained in place until and at 2013 year-end.

With CRD IV coming into force on 1 January 2014, and reflecting the way we now manage capital, we have further developed our disclosures of our estimated capital position at 2013 year-end on an end point CRD IV basis with regard to both the supply of, and the demand for, capital. We also make certain disclosures in line with PRA requirements for UK banks on the composition of capital and leverage in a Basel III/ CRD IV environment. These disclosures are clearly distinguished from those made on a Basel II basis.

The principal changes to our Pillar 3 Disclosures 2013, compared with the prior year, are:

·  enhanced capital and leverage disclosures:
- an extended analysis of the different scope of our financial accounting and regulatory balance sheets;

- development of tables on the composition of regulatory capital on transitional and end-point CRD IV bases; and

- a reconciliation of the leverage ratio exposure measure to financial balance sheet assets.

·  more granular risk disclosures:
- new tables on the key characteristics of our principal credit IRB models, wholesale and retail, and market risk models;
- a corporate portfolio analysis by geography;
- more granular backtesting data for retail risk analytical models; and
- an improved analysis of expected loss ('EL'), impairment charges and allowances.
· other items:
- enhancement of the Glossary; and
- presentational improvements, e.g. charts for Tables 19 and 22 on portfolio quality distribution.

Future developments

UK regulatory update

The UK authorities have a number of areas of ongoing regulatory focus. A common theme is the ability of banks' internal models to adequately capture the risk of the portfolio.

During 2013, the PRA proposed a wholesale LGD and exposure at default ('EAD') framework to UK banks that includes the treatment of low-default portfolios. This imposed LGD and EAD floors based on the foundation approach in the case of portfolios with data quality shortcomings and also those with fewer than 20 events of default per country.

In December 2013, the PRA concluded its review of HSBC and confirmed that the floors should be implemented across a range of portfolios by the end of March 2014. Work is underway to implement the change, which is currently estimated to have a negative impact on our CET1 ratio in the range of 25bps to 35bps.

In December 2013, the PRA issued its Supervisory Statement SS13/13 in relation to Market Risk. This requires firms to identify risks not adequately captured by models and to hold additional funds against those under its Risks not in VaR ('RNIV') framework. In assessing these risks, no offsetting or diversification will be allowed across risk factors. To align with this, we are currently reviewing and revising our methodology.

In July 2013, the EBA published a consultation paper on prudent valuation together with a Quantitative Impact Study. We await the outcome of the EBA consultation process and the finalised standard during 2014.

Systemically important banks

In parallel with the Basel III proposals, the Basel Committee issued a consultative document in July 2011, 'Global systemically important banks: assessment methodology and the additional loss absorbency requirement'. In November 2011, it published its rules and the Financial Stability Board ('FSB') issued the initial list of global systemically important banks ('G-SIB's). This list, which includes HSBC and 28 other major banks from around the world, will be re-assessed periodically through annual re-scoring of the individual banks and a triennial review of the methodology.

The banks included in the list, depending on their relative ranking, will be required to hold a buffer in the form of CET1 capital on a scale between 1% and 2.5%. The requirements, initially for those banks identified as G-SIBs in November 2014, on the basis of end-2013 data, are envisaged to be phased in from 1 January 2016, becoming fully effective on 1 January 2019. However, national regulators have discretion to introduce higher thresholds than the minima.

In July 2013, the Basel Committee issued updated final rules, 'Global systemically important banks: updated assessment methodology and the additional loss absorbency requirement'. Based on this, in November 2013 the FSB and the Basel Committee updated the list of G-SIBs, using end-2012 data. One more institution was added to the list of 28 banking groups identified as G-SIBs in 2012, increasing the overall number to 29. The add-on of 2.5% previously assigned to HSBC was left unchanged.

The EBA is currently consulting on the implementation of the Basel methodology within the EU.

Regulatory capital buffers

CRD IV, in addition to giving effect to the Basel Committee's surcharge for G-SIBs in the form of a global systemically important institutions buffer ('G‑SIIB'), establishes a number of additional capital buffers, to be met by CET1 capital, broadly aligned with the Basel III framework. CRD IV contemplates that these will be phased in from 1 January 2016, subject to national discretion.

These new capital requirements include a capital conservation buffer designed to ensure banks build up capital outside periods of stress that can be drawn down when losses are incurred, set at 2.5% of RWAs.

Additionally, CRD IV sets out a systemic risk buffer ('SRB') for the financial sector as a whole, or one or more sub-sectors, to be deployed as necessary by each EU member state with a view to mitigate structural macro-prudential risk. It is expected that, if such a risk was found to be prevalent, the SRB would be set at a minimum of 1% of the exposures to which it would apply. This is not restricted to exposures within the member state itself. To the extent it would apply at a global level, it is expected that the higher of the G-SIIB and the SRB would apply.

To implement the CRD IV capital buffers in the UK, in August 2013 the PRA issued a consultation proposing changes to the Pillar 2 framework and explaining its interaction with the buffers. Under the Pillar 2 framework, banks are already required to hold capital in respect of the internal capital adequacy assessment and supervisory review which leads to a final determination by the PRA of individual capital guidance under Pillar 2A. This is currently met by total capital, and in accordance with PS 7/13, is now to be met 56% by CET1 from 1 January 2015.

The PRA also proposed to introduce a PRA buffer, to replace the current capital planning add-on (known as Pillar 2B), also to be held in the form of CET1 capital.

The PRA buffer is intended to be calculated independently and then compared to the extent to which other CRD IV buffers may already cover the same risks. Depending upon the business undertaken by an individual firm, the PRA has stated its expectation that the capital conservation buffer and relevant systemic buffers should serve a similar purpose to the PRA buffer and therefore be deducted from it.

In PS 7/13, the PRA delayed the publication of the remaining rules on capital buffers, pending confirmation from HM Treasury of the UK authority responsible for setting the systemic buffers. The designated UK authority will have the discretion to set the precise buffer rates above the CRD IV minima and to accelerate the timetable for their implementation.

CRD IV also contemplates a cyclical buffer in line with Basel III, in the form of an institution‑ specific countercyclical capital buffer ('CCB'), to protect against future losses where unsustainable levels of leverage, debt or credit growth pose a systemic threat. Should a CCB be required, it is expected to be set in the range of 0‑2.5%, whereby the rate shall consist of the weighted average of the CCB rates that apply in the jurisdictions where relevant exposures are located.

In January 2014, the FPC issued a policy statement on its powers to supplement capital requirements, through use of the CCB and the sectoral capital requirements ('SCR') tools. The CCB allows the FPC to raise capital requirements above the microprudential level for all exposures to borrowers in the UK. The SCR is a more targeted tool which allows the FPC to increase capital requirements above minimum regulatory standards for exposures to three broad sectors judged to pose a risk to the stability of the financial system as a whole: residential and commercial property; and other parts of the financial sector, potentially on a global basis.

In October 2013, the Bank of England published a discussion paper 'A framework for stress testing the UK banking system'. The framework replaces the current stress testing for the capital planning buffer with annual concurrent stress tests, the results of which are expected to inform the setting of the PRA buffer, the CCB, sectoral capital requirements and other FPC recommendations to the PRA. The PRA is expected to further consult on Pillar 2, the transition to the PRA buffer and the relationship between the PRA buffer and the stress testing exercise in 2014.

Until outstanding consultations are published and guidance issued, there remains uncertainty as to the interaction between these buffers, the exact buffer rate requirements and the ultimate capital impact.

For a high-level representation of the proposed buffers under the new regime, see figure below.

http://www.rns-pdf.londonstockexchange.com/rns/7387A_-2014-2-23.pdf

Potential effect of regulatory proposals on HSBC's capital requirements

Given the developments outlined above, it remains uncertain what HSBC's final capital requirement will be. However, elements of the capital requirements that are known to date are as follows:

%
Minimum CET11 ..................................	4.5
Capital conservation buffer1 ..................	2.5
G-SIIB buffer (to be phased in up to 2019)2	2.5

1 In November 2013, the PRA published its expectations that from 1 January 2014, capital resources should be held equivalent to at least 7% of risk-weighted assets using a CRD IV end point definition of CET1 but after taking into account any adjustments set by the PRA to reflect the FPC's capital shortfall exercise recommendations. We assume but it has not yet been confirmed that the 7% constitutes the 4.5% minimum CET1and the 2.5% capital conservation buffer requirements.
2 The systemic buffers are still pending transposition in the UK.

In December 2011, against the backdrop of eurozone instability, the EBA recommended that banks aim to reach a 9% EBA‑defined core tier 1 ratio by the end of June 2012. In July 2013, the EBA replaced the 2011 recapitalisation recommendation with a new measure on capital preservation. This equates for HSBC to US$104bn, compared with actual core tier 1 capital held of US$141bn at 30 June 2013. To monitor this, banks submitted additional reporting and capital plans in November 2013 to demonstrate that appropriate levels of capital are being preserved. The EBA indicated they will review this recommendation by December 2014.

RWA integrity

In July 2013, the Basel Committee published its findings on the 'Analysis of risk-weighted assets for credit risk in the banking book', reporting that while the majority of RWA variability arises from the underlying credit quality of a portfolio, differences also arise from banks' choices under the IRB approach. One of its recommendations to counteract this variance was the introduction of new or increased capital floors.

In parallel with the above and as part of the review of the Basel capital framework, also in July 2013, the Basel Committee published a discussion paper on its findings, 'The regulatory framework: balancing risk sensitivity, simplicity and comparability'. The Basel Committee proposed that a range of measures should be considered, including the possibility of additional floors, as a potential tool to constrain the effect of variation in RWAs derived from internal model outputs, to provide further comfort that banks' risks are adequately capitalised and to make capital ratios more comparable.

In November 2013, the FPC postponed a decision on whether to propose parallel RWA disclosures by UK banks on the Basel standardised approach, pending further assessment by the PRA of the merits, cost and benefits of such a proposition.

In December 2013, the EBA published the final results of its investigation into RWAs in the banking book, aimed at identifying any material difference in RWA outcomes between banks and understanding the sources of such differences. The report concluded that differences in implementation of the IRB approach were linked to differences in practice on the part of both supervisors and banks.

The EBA set out a number of policy recommendations to address its findings. These include enhancing the disclosure and transparency of RWA-related information, supporting supervisors in properly implementing the single rulebook with the delivery of existing mandates set out in CRD IV and developing additional guidance that specifically addresses and facilitates consistency in supervisory and bank practice.

We are reviewing these proposals and aim to further develop the measures that have already been taken to support and provide transparency to our metrics, such as RWA flow analysis (on pages 302 and 303 of the Annual Report and Accounts 2013) and RWA density analysis (on page 36 of this report), which reflects our compliance with the EDTF framework.

Structural banking reform

The Independent Commission on Banking ('ICB') published its final report in September 2011 and the UK government expressed broad approval for the principle of establishing a ring-fenced bank for retail banking activities and greater loss absorbing capacity.

In December 2013, the UK's Financial Services (Banking Reform) Act 2013 received Royal Assent, becoming primary legislation. It implements the recommendations of the ICB and of the Parliamentary Commission on Banking Standards, which inter alia establish a framework for 'ring-fencing' the UK retail banking from trading activities, and sets out requirements for loss absorbency in the form of equity capital and loss absorbing debt. The PRA, subject to the approval of HM Treasury, is empowered to require banking groups to restructure their operations if it considers that the operation of the ring-fence in a group is proving to be ineffective. The exercise of these powers may lead to groups being required to split their retail and investment banking operations into separate corporate groups. A consultation has also taken place on draft secondary legislation setting out further details but the underlying rules from supervisory authorities are not yet available.

The UK's Financial Services (Banking Reform) Act 2013 also creates a 'bail-in' mechanism as an additional resolution tool alongside existing options to transfer all or part of the bank to a private sector purchaser, to transfer parts of the bank to a new 'bridge' bank which is later sold or takes the bank into temporary public sector ownership. In a 'bail-in', shareholders and creditors in the bank have their investments written down in value or converted into new interests (such as new shares) without the bank being placed in liquidation. This allows the bank to continue to provide its core banking services without interruption and ensures that the solvency of the bank is addressed without taxpayer support, while also allowing the Bank of England to provide temporary funding to this newly solvent bank. Certain liabilities such as deposits protected by the Financial Services Compensation Scheme are excluded from bail-in. It is intended that these bail-in provisions will be consistent with the European Recovery and Resolution Directive once it comes into force.

The UK government intends to complete the legislative process by the end of this Parliament in May 2015 and to have reforms in place by 2019.

In February 2012, the European Commission appointed a High Level Expert Group under the Governor of the Bank of Finland, Erkki Liikanen, to consider potential structural changes in banks within the EU. The group recommended, inter alia, the ring-fencing of certain market-making and trading activities from the deposit-taking and retail payments activities of major banks and possible amendments to the use of bail-in instruments as a resolution tool, as well as a number of other comments.

In January 2014, following a consultation period, the European Commission published its own legislative proposals on the structural reform of the European banking sector which would prohibit proprietary trading in financial instruments and commodities, and enable supervisors to require trading activities such as market-making, complex derivatives and securitisation operations to be undertaken in a separate subsidiary from deposit taking activities.

The ring-fenced deposit taking entity would be subject to separation from the trading entity including capital and management structures, issuance of own debt and arms-length transactions between entities.

The proposals allow for derogation from these requirements for super-equivalent national regimes. On the current basis, it is understood that non-EU subsidiaries of the Group which could be separately resolved without a threat to the financial stability of the EU would be excluded from the proposals.

The proposals will now be subject to discussion in the European Parliament and the Council of Ministers (representing the EU member states) and are not expected to be finalised in 2014. The implementation date for any separation under the final rules would depend upon the date on which the final legislation is agreed.

The relationship between the UK, French, German and any EU proposals has still to be clarified (as does the interactivity between any of these proposals and the US Volcker Rule), although the G20 has asked the FSB, in collaboration with the IMF and OECD, to assess the cross-border consistency and global financial stability implications of structural measures, to be completed by the end of 2014.

Comparison with the Annual Report and Accounts 2013

Basis of consolidation

The basis of consolidation for the purpose of financial accounting under International Financial Reporting Standards ('IFRSs'), described on page 430 of the Annual Report and Accounts 2013, differs from that used for regulatory purposes as described in 'Structure of the regulatory group' on page 12. Table 2 below provides a reconciliation of the balance sheet from the financial accounting to the regulatory scope of consolidation.

It is the regulatory balance sheet, and not the financial accounting balance sheet, which forms the basis for the calculation of regulatory capital requirements. The alphabetic references in this table link to the corresponding references in table 4: 'Composition of Regulatory Capital' on page 15, identifying those balances which form part of that calculation.

Table 2: Reconciliation of balance sheets - financial accounting to regulatory scope of consolidation

		At 31 December 2013
		Accounting balance sheet	Decon- solidation of insurance/ other entities	Consolidation of banking associates	Regulatory balance sheet
	Ref	US$m	US$m	US$m	US$m
Assets
Trading assets ....................................................		303,192	32	1,686	304,910
Loans and advances to customers .......................		1,080,304	(13,182)	110,168	1,177,290
of which:
- impairment allowances on IRB portfolios ..	i	(9,476)	-	-	(9,476)
- impairment allowances on standardised portfolios ...................................................	k	(5,667)	-	(2,465)	(8,132)

Financial investments ........................................		425,925	(52,680)	31,430	404,675
Capital invested in insurance and other entities ..		-	9,135	-	9,135
Interests in associates and joint ventures ............		16,640	-	(15,982)	658
of which:
- positive goodwill on acquisition ..................	h	608	-	(593)	15

Goodwill and intangible assets ............................	h	29,918	(5,369)	631	25,180
Other assets .......................................................		815,339	(37,634)	57,477	835,182
of which:
- goodwill and intangible assets of disposal groups held for sale ...............................................	h	3	-	-	3
- retirement benefit assets ............................	g	2,140	-	-	2,140
-. impairment allowances on assets held for sale ............................................................		(111)	-	-	(111)
of which:
- IRB portfolios .........................................	i	-	-	-	-
- standardised portfolios ............................	k	(111)	-	-	(111)

Total assets .......................................................		2,671,318	(99,698)	185,410	2,757,030

Liabilities and equity
Deposits by banks ..............................................		129,212	(193)	33,296	162,315
Customer accounts .............................................		1,482,812	(711)	142,924	1,625,025
Trading liabilities ...............................................		207,025	(129)	161	207,057
Financial liabilities designated at fair value .........		89,084	(13,471)	-	75,613
of which:
- term subordinated debt included in tier 2 capital....................................................... ..	m	18,230	-	-	18,230
- hybrid capital securities included in tier 1 capital....................................................... ..	j	3,685	-	-	3,685

Debt securities in issue .......................................		104,080	(9,692)	1,021	95,409
Retirement benefit liabilities ..............................	g	2,931	(11)	56	2,976
Subordinated liabilities ........................................		28,976	2	2,961	31,939
of which:
- hybrid capital securities included in tier 1 capital. .......................................................	j	2,873	-	-	2,873
- perpetual subordinated debt included in tier 2 capital ........................................................	l	2,777	-	-	2,777
- term subordinated debt included in tier 2 capital .................................................... …	m	23,326	-	-	23,326

Other liabilities ..................................................		436,739	(73,570)	4,991	368,160
of which:
-. contingent liabilities and contractual commitments .............................................		177	-	-	177
of which:
- credit-related provisions on IRB portfolios ...............................................	i	155	-	-	155
- credit-related provisions on standardised portfolios ...............................................	k	22	-	-	22

Total shareholders' equity .................................	a	181,871	(1,166)	-	180,705
of which:
- other equity instruments included in tier 1 capital ........................................................	c, j	5,851	-	-	5,851
- preference share premium included in tier 1 capital ........................................................	b	1,405	-	-	1,405

Non-controlling interests ...................................	d	8,588	(757)	-	7,831
of which:
- non-cumulative preference shares issued by subsidiaries included in tier 1 capital ...........	e	2,388	-	-	2,388
- non-controlling interests included in tier 2 capital, cumulative preferred stock .............	f	300	-	-	300
- non-controlling interests attributable to holders of ordinary shares in subsidiaries included in tier 2 capital ..............................................	f,m	188	-	-	188

Total liabilities and equity ..................................		2,671,318	(99,698)	185,410	2,757,030

Reconciliation of balance sheets - financial accounting to regulatory scope of consolidations

		At 31 December 2012
		Accounting balance sheet	Decon- solidation of insurance/ other entities	Consolidation of banking associates	Regulatory balance sheet
	Ref	US$m	US$m	US$m	US$m
Assets
Trading assets ....................................................		408,811	(144)	1,477	410,144
Loans and advances to customers .......................		997,623	(11,957)	119,698	1,105,364
of which:
- impairment allowances on IRB portfolios ..	i	(10,255)	-	-	(10,255)
- impairment allowances on standardised portfolios ...................................................	k	(5,857)	-	(2,726)	(8,583)

Financial investments ........................................		421,101	(50,256)	33,110	403,955
Capital invested in insurance and other entities ..		-	8,384	-	8,384
Interests in associates and joint ventures ............		17,834	-	(17,127)	707
of which:
- positive goodwill on acquisition ..................	h	670		(640)	30

Goodwill and intangible assets ............................	h	29,853	(4,983)	687	25,557
Other assets .......................................................		817,316	(34,672)	82,469	865,113
of which:
- goodwill and intangible assets of disposal groups held for sale ...............................................	h	146	(117)	-	29
- retirement benefit assets ............................	g	2,846	-	-	2,846
-. impairment allowances on assets held for sale ............................................................		(703)	-	-	(703)
of which:
- IRB portfolios ........................................	i	(691)	-	-	(691)
- Standardised portfolios ...........................	k	(12)	-	-	(12)

Total assets .......................................................		2,692,538	(93,628)	220,314	2,819,224

Liabilities and equity
Deposits by banks ..............................................		107,429	(202)	51,296	158,523
Customer accounts .............................................		1,340,014	(652)	158,631	1,497,993
Trading liabilities ...............................................		304,563	(131)	119	304,551
Financial liabilities designated at fair value .........		87,720	(12,437)	-	75,283
of which:
- term subordinated debt included in tier 2 capital....................................................... ..	m	16,863	-	-	16,863
- hybrid capital securities included in tier 1 capital....................................................... ..	j	4,696	-	-	4,696

Debt securities in issue .......................................		119,461	(11,390)	1,888	109,959
Retirement benefit liabilities ..............................	g	3,905	(21)	52	3,936
Subordinated liabilities ........................................		29,479	3	2,953	32,435
of which:
- hybrid capital securities included in tier 1 capital. .......................................................	j	2,828	-	-	2,828
- perpetual subordinated debt included in tier 2 capital ........................................................	l	2,778	-	-	2,778
- term subordinated debt included in tier 2 capital .................................................... …	m	23,873	-	-	23,873

Other liabilities ..................................................		516,838	(67,562)	5,375	454,651
of which:
-. contingent liabilities and contractual commitments .............................................		301	-	-	301
of which:
- credit-related provisions on IRB portfolios ...............................................	i	267	-	-	267
- credit-related provisions on standardised portfolios ...............................................	k	34	-	-	34

Total shareholders' equity .................................	a	175,242	(626)	-	174,616
of which:
- other equity instruments included in tier 1 capital ........................................................	c, j	5,851	-	-	5,851
- preference share premium included in tier 1 capital ........................................................	b	1,405	-	-	1,405

Non-controlling interests ...................................	d	7,887	(610)	-	7,277
of which:
- non-cumulative preference shares issued by subsidiaries included in tier 1 capital ...........	e	2,428	-	-	2,428
- non-controlling interests included in tier 2 capital, cumulative preferred stock .............	f	300	-	-	300
- non-controlling interests attributable to holders of ordinary shares in subsidiaries included in tier 2 capital ..............................................	f,m	201	-	-	201

Total liabilities and equity ..................................		2,692,538	(93,628)	220,314	2,819,224

The references (a) - (m) identify balance sheet components which are used in the calculation of regulatory capital on page 15.

Structure of the regulatory group

HSBC's organisation is that of a financial holding company whose major subsidiaries are almost entirely wholly-owned banking entities. A simplified organisation chart showing the difference between the accounting and regulatory consolidation groups is included at Appendix I to this report.

Interests in associates are equity accounted in the financial accounting consolidation, whereas their exposures are proportionally consolidated for regulatory purposes. Subsidiaries and associates engaged in insurance and non-financial activities are excluded from the regulatory consolidation and deducted from regulatory capital. The regulatory consolidation also excludes Special Purpose Entities ('SPEs') where significant risk has been transferred to third parties. Exposures to these SPEs are risk-weighted as securitisation positions for regulatory purposes.

The capital invested in our insurance business that is deducted from regulatory capital was US$10.1bn at 31 December 2013 (2012: US$10.1bn) of which US$9.1bn (2012: US$8.4bn) is shown as 'Capital invested in insurance and other entities' in the column 'Deconsolidation of insurance/other entities' in the table above. The remainder of the balance is related to regulatory adjustments to the insurance capital. The principal insurance entities comprising this balance are shown in table 3.

The deconsolidation of SPEs connected to securitisation activity and other entities mainly impacts the adjustments to 'Loans and advances to customers', 'Financial investments' and 'Debt securities in issue'. Table 3 lists the principal SPEs excluded from the regulatory consolidation with their total assets and total equity. Further details of the use of SPEs in the Group's securitisation activities are shown on page 550 in the Annual Report and Accounts 2013 and on page 76 of this report.

The principal associates subject to proportional regulatory consolidation at 31 December 2013 are shown in table 3, representing 99% of our associates' total assets as shown in table 2.

Table 3: Principal entities with a different regulatory and accounting scope of consolidation

	At 31 December 2013
	Total assets	Total equity	Principal activities
	US$m	US$m
Principal insurance entities excluded from the regulatory consolidation
HSBC Life (UK) Ltd ...................................	12,259	458	Life insurance manufacturing
HSBC Assurances Vie (France) ....................	27,814	692	Life insurance manufacturing
HSBC Life (International) Ltd ....................	28,785	2,070	Life insurance manufacturing
Hang Seng Insurance Company Ltd ............	12,289	1,142	Life insurance manufacturing
HSBC Insurance (Singapore) Pte Ltd ..........	2,416	246	Life insurance manufacturing
HSBC Life Insurance Company Ltd ............	354	65	Life insurance manufacturing
HSBC Amanah Takaful (Malaysia) SB ........	338	29	Life insurance manufacturing
HSBC Seguros (Brasil) S.A. .........................	743	441	Life insurance manufacturing
HSBC Vida e Previdência (Brasil) S.A. ........	5,154	122	Life insurance manufacturing
HSBC Seguros de Vida (Argentina) S.A. .......	201	53	Life insurance manufacturing
HSBC Seguros de Retiro (Argentina) S.A. ....	691	84	Life insurance manufacturing
HSBC Seguros S.A. (Mexico) ......................	1,133	266	Life insurance manufacturing

Principal SPEs excluded from the regulatory consolidation
Regency Assets Ltd ....................................	13,461	-	Securitisation
Mazarin Funding Ltd ..................................	7,431	-	Securitisation
Barion Funding Ltd1 ...................................	3,769	(59)	Securitisation
Malachite Funding Ltd1 ..............................	3,004	(22)	Securitisation
Performance Trust1 ....................................	707	(3)	Securitisation

Principal associates
Bank of Communications Co., Limited ('BoCom')2 ................................................	946,332	67,609	Banking services
The Saudi British Bank ...............................	47,564	6,088	Banking services

1 These SPEs hold no or de minimis share capital. The negative equity represents net unrealised losses on unimpaired assets on their balance sheets and negative retained earnings.
2 Total assets and total equity as at 30 September 2013.

Table 3 also aims to present as closely as possible the total assets and total equity, on a standalone IFRS basis, of the entities which are included in the Group consolidation on different bases for accounting and regulatory purposes. The figures shown therefore include intra-Group balances.

For insurance entities, the figures shown exclude deferred acquisition cost assets as these are derecognised for consolidation purposes due to the recognition of present value of in-force long-term insurance business ('PVIF') on long-term insurance contracts and investment contracts with discretionary participation features at Group level. The PVIF asset of US$5.3bn and the related deferred tax liability, however, are recognised at the consolidated level only, and are therefore also not included in the asset or equity positions for the standalone entities presented in table 3.

For associates, table 3 shows the total assets and total equity of the entity as a whole rather than HSBC's share in the entities' balance sheets. Table 3 no longer includes Industrial Bank Co., Limited or Yantai Bank Co., Limited. On 7 January 2013, Industrial Bank Co., Limited completed a private placement of additional share capital to a number of third parties, which diluted the Group's equity holding. Similarly, in December 2013, Yantai Bank Co., Limited completed a private placement of additional share capital to a third party which diluted the Group's equity holding. As a result of these and other factors, the Group ceased to account for these investments as associates from the respective dates, and they are therefore no longer consolidated for either accounting or regulatory purposes, but treated as financial investments.

The change in the list of principal insurance entities excluded from the regulatory scope of consolidation is due to the sale of some of these entities. Bryant Park Funding LLC is no longer included in the list of SPEs excluded from the regulatory scope of consolidation, as it has ceased to operate as a securitisation SPE and significant risk is no longer transferred to third parties. It is now included in the regulatory and accounting scope of consolidation.

Measurement of regulatory exposures

The measurement of regulatory exposures is not directly comparable with the financial information presented in the Annual Report and Accounts, and this section sets out the main reasons for this.

The Pillar 3 Disclosures 2013 have been prepared in accordance with regulatory capital adequacy concepts and rules, while the Annual Report and Accounts 2013 are prepared in accordance with IFRSs. The purpose of the regulatory balance sheet is to provide a point in time value of all on balance sheet assets. The regulatory exposure value includes an estimation of risk, and is expressed as the amount expected to be outstanding if and when the counterparty defaults.

The difference between total assets on the regulatory balance sheet of US$2,757bn as shown in table 2 above and the credit risk exposure values (including CCR) of US$2,304bn as shown in table 7 below is principally attributable to the following factors:

Credit risk and CCR exposures
· Various assets on the regulatory balance sheet, such as intangible assets and goodwill, are excluded from the calculation of the credit risk exposure value as they are deducted from capital.
· The regulatory balances are adjusted for the effect of the differences in the basis for regulatory and accounting netting, and in the treatment of financial collateral.

Credit risk exposures only
·  When assessing credit risk exposures within the regulatory balance sheet, the Basel approach used to report the asset in question determines the calculation method for EAD. Using the Basel standardised ('STD') approach, the regulatory exposure value is based on the regulatory balance sheet amount, applying a number of further regulatory adjustments. Using IRB approaches, the regulatory EAD is either determined using supervisory (Foundation) or internally modelled (Advanced) methods.
· EAD takes account of off balance sheet items, such as the undrawn portion of committed facilities, various trade finance commitments and guarantees, by applying credit conversion factors ('CCF') to these items.
· Assets on the regulatory balance sheet are net of impairment. EAD, however, is only reduced for individual impairments under the STD approach. Collective impairments under the STD approach, and all impairments under the IRB approach, are not used to reduce the EAD amount.

CCR exposures only
· For regulatory purposes, trading book items and derivatives and securities financing items, in the banking book are treated under the rules for CCR which is shown as a separate line item in table 7. CCR exposures express the risk that the counterparty to a transaction may default before completing the satisfactory settlement of the transaction. See table 34 for a comparison of derivative accounting balances and counterparty credit risk exposure for derivatives.
· CCR excludes fully collateralised transactions with central counterparties as such exposures are set to nil for regulatory purposes.
· HSBC uses the mark-to-market method and the internal model method ('IMM') approach to calculate CCR EAD. Under the mark-to-market method EAD is based on the balance sheet value of the instrument plus an add-on for potential future exposure. Under the IMM approach modelled exposure value replaces the fair value on the balance sheet.

Moreover, regulatory exposure classes are based on different criteria to accounting asset types and are therefore not comparable on a line by line basis.

Capital and Risk

Capital management

Our approach to capital management is driven by our strategic and organisational requirements, taking into account the regulatory, economic and commercial environment in which we operate. We aim to maintain a strong capital base to support the risks inherent in our business and invest in accordance with our six filters framework, exceeding both consolidated and local regulatory capital requirements at all times.

Our capital management process culminates in the annual Group capital plan, which is approved by the Board. HSBC Holdings is the primary provider of equity capital to its subsidiaries and also provides them with non-equity capital where necessary. These investments are substantially funded by HSBC Holdings' issuance of equity and non-equity capital and by profit retention. As part of its capital management process, HSBC Holdings seeks to maintain a balance between the composition of its capital and its investment in subsidiaries.

Each subsidiary manages its own capital to support its planned business growth and meet its local regulatory requirements within the context of the Group capital plan. Capital generated by subsidiaries in excess of planned requirements is returned to HSBC Holdings, normally by way of dividends, in accordance with the Group's capital plan. During 2012 and 2013, none of the Group's subsidiaries experienced significant restrictions on paying dividends or repaying loans and advances. The ability of subsidiaries to pay dividends or advance monies to HSBC Holdings depends on, among other things, their respective local regulatory capital and banking requirements, statutory reserves, and financial and operating performance.

At 31 December 2013, there were no known material impediments to the prompt payment of dividends by our subsidiaries or repayment of intra-Group loans and advances when due. None of our subsidiaries which are excluded from the regulatory consolidation has capital resources below their minimum regulatory requirement.

For further details of our approach to capital management, please see page 319 of the Annual Report and Accounts 2013.

Regulatory capital

For regulatory purposes, our capital base is divided into three main categories, namely core tier 1, other tier 1 and tier 2, depending on the degree of permanency and loss absorbency exhibited.

Categories of capital:
· core tier 1 capital comprises shareholders' equity and related non-controlling interests. The book values of goodwill and intangible assets are deducted from core tier 1 capital, and other regulatory adjustments are made for items reflected in shareholders' equity which are treated differently for the purposes of capital adequacy;
·  qualifying capital instruments such as non-cumulative perpetual preference shares and hybrid capital securities are included in other tier 1 capital; and
· tier 2 capital comprises qualifying subordinated loan capital, related non-controlling interests, allowable collective impairment allowances and unrealised gains arising on the fair valuation of equity instruments held as available for sale. Tier 2 capital also includes reserves arising from the revaluation of properties.

To ensure the overall quality of the capital base, the PRA's rules set restrictions on the amount of hybrid capital instruments that can be included in tier 1 capital relative to core tier 1 capital, and limits overall tier 2 capital to no more than tier 1 capital. We complied with the PRA's capital adequacy requirements throughout 2012 and 2013.

For a table of the movement in total regulatory capital during the year to 31 December 2013, please see page 304 of the Annual Report and Accounts 2013.

All capital securities included in the capital base of HSBC have been issued in accordance with the rules and guidance in the PRA's General Prudential Sourcebook ('GENPRU'). The main features of capital securities issued by the Group, categorised by tier 1 and tier 2 capital, are set out on pages 528, 529, 544 and 545 of the Annual Report and Accounts 2013. The values disclosed there are the IFRSs balance sheet carrying amounts, however, not the amounts that these instruments contribute to regulatory capital. For example, the IFRSs accounting and the regulatory treatments differ in their approaches to issuance costs or regulatory amortisation. The composition of capital under the current regulatory requirement is provided in the table below. The alphabetic references link back to table 2: 'Reconciliation of balance sheets - financial accounting to regulatory scope of consolidation', which shows where these items are presented in the respective balance sheets. Not all items are reconcilable, due to regulatory adjustments that are applied, for example to non-core capital instruments before they can be included in the Group's regulatory capital base.

Table 4: Composition of regulatory capital

		At 31 December
		2013	2012
	Ref1	US$m	US$m
Tier 1 capital
Shareholders' equity ......................................................................................................		173,449	167,360
Shareholders' equity per balance sheet2 .....................................................................	a	181,871	175,242
Preference share premium .........................................................................................	b	(1,405)	(1,405)
Other equity instruments ...........................................................................................	c	(5,851)	(5,851)
Deconsolidation of special purpose entities3 ..............................................................	a	(1,166)	(626)

Non-controlling interests ..............................................................................................		4,955	4,348
Non-controlling interests per balance sheet ...............................................................	d	8,588	7,887
Preference share non-controlling interests ................................................................	e	(2,388)	(2,428)
Non-controlling interests transferred to tier 2 capital ...............................................	f	(488)	(501)
Non-controlling interests in deconsolidated subsidiaries .............................................	d	(757)	(610)

Regulatory adjustments to the accounting basis .............................................................		480	(2,437)
Unrealised losses on available-for-sale debt securities4 ...............................................		2,595	1,223
Own credit spread ......................................................................................................		1,037	112
Defined benefit pension fund adjustment5 ..................................................................	g	(518)	(469)
Reserves arising from revaluation of property and unrealised gains on available-for-sale equities ......................................................................................		(2,755)	(3,290)
Cash flow hedging reserve .........................................................................................		121	(13)

Deductions ....................................................................................................................		(29,833)	(30,482)
Goodwill and intangible assets ....................................................................................	h	(25,198)	(25,733)
50% of securitisation positions .................................................................................		(1,684)	(1,776)
50% of tax credit adjustment for expected losses ......................................................		151	111
50% of excess of expected losses over impairment allowances ..................................	i	(3,102)	(3,084)

Core tier 1 capital .....................................................................................................		149,051	138,789

Other tier 1 capital before deductions ...........................................................................		16,110	17,301
Preference share premium .........................................................................................	b	1,405	1,405
Preference share non-controlling interests ................................................................	e	2,388	2,428
Hybrid capital securities ............................................................................................	j	12,317	13,468

Deductions ....................................................................................................................		(7,006)	(5,042)
Unconsolidated investments6 ....................................................................................		(7,157)	(5,153)
50% of tax credit adjustment for expected losses ......................................................		151	111

Tier 1 capital ..............................................................................................................		158,155	151,048

Tier 2 capital
Total qualifying tier 2 capital before deductions ............................................................		47,812	48,231
Reserves arising from revaluation of property and unrealised gains on available-for-sale equities ......................................................................................		2,755	3,290
Collective impairment allowances .............................................................................	k	2,616	2,717
Perpetual subordinated debt .......................................................................................	l	2,777	2,778
Term subordinated debt .............................................................................................	m	39,364	39,146
Non-controlling interests in tier 2 capital .................................................................	f	300	300

Total deductions other than from tier 1 capital		(11,958)	(18,473)
Unconsolidated investments6 ....................................................................................		(7,157)	(13,604)
50% of securitisation positions .................................................................................		(1,684)	(1,776)
50% of excess of expected losses over impairment allowances ..................................	i	(3,102)	(3,084)
Other deductions .......................................................................................................		(15)	(9)

Total regulatory capital ............................................................................................		194,009	180,806

1 The references (a) to (m) refer to those in the reconciliation of balance sheets in table 2 on page 10.
2 Includes externally verified profits for the year ended 31 December 2013.
3 Mainly comprises unrealised gains/losses on available-for-sale debt securities related to SPEs.
4 Under PRA rules, unrealised gains/losses on debt securities net of tax must be excluded from capital resources.
5 Under PRA rules, any defined benefit asset is derecognised and a defined benefit liability may be substituted with the additional funding that will be paid into the relevant schemes over the following five-year period.
6 Mainly comprise investments in insurance entities. Due to the expiry of the transitional provision, with effect from 1 January 2013, material insurance holding companies acquired prior to 20 July 2006 are deducted 50% from tier 1 and 50% from total capital at 31 December 2013.

Regulatory impact of management actions

(2012 only)

	At 31 December
	Risk- weighted assets	Core tier 1 capital	Tier 1 capital	Total regulatory capital
2012
Reported capital ratios before management actions ..............................		12.3%	13.4%	16.1%

Reported totals (US$m) .........................	1,123,943	138,789	151,048	180,806
Management actions completed in 2013 (US$m) ..................................................
Dilution of our shareholding in Industrial Bank and the subsequent change in accounting treatment ......	(38,073)	981	(423)	(1,827)
Completion of the second tranche of the sale of Ping An .........................	-	553	4,637	7,984

Estimated total after management actions completed in 2013 (US$m)	1,085,870	140,323	155,262	186,963

Estimated capital ratios after management actions completed in 2013		12.9%	14.3%	17.2%

Calculation of capital requirements

This and the following section describe our Pillar 1 capital requirements, with a high-level view of the related RWAs, the scope of the Group's Pillar 1 permissions and our application of the Pillar 2 framework.
Pillar 1 covers the minimum capital resources requirements for credit risk, market risk and operational risk. These requirements are expressed in terms of RWAs. Where they are not separately shown, counterparty credit risk and securitisation requirements fall within credit risk.
Tables 5, 6 and 7 set out the distribution of our Pillar 1 RWAs by risk type, global business, geography and modelling approach.

Further details of the Group's risk profile arising from the business activities of our global businesses may be found on page 37 of the Annual Report and Accounts 2013.

Table 5: Risk-weighted assets - by global business and geographical region

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total RWAs	Capital required
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
At 31 December 2013
Retail Banking and Wealth Management ......................	45.9	19.1	32.8	7.9	103.8	24.0	233.5	18.7
Commercial Banking .............	90.5	47.8	144.6	25.2	50.7	32.9	391.7	31.3
Global Banking and Markets1 .	149.2	61.2	103.7	27.8	62.1	32.2	422.3	33.8
Global Private Banking ..........	13.1	2.3	1.3	0.4	4.4	0.2	21.7	1.7
Other2 ...................................	1.4	7.9	10.0	1.2	2.8	0.2	23.5	1.9

	300.1	138.3	292.4	62.5	223.8	89.5	1,092.7	87.4

At 31 December 2012
Retail Banking and Wealth Management ......................	49.4	18.6	33.0	7.6	140.7	27.3	276.6	22.1
Commercial Banking .............	88.7	41.7	155.9	27.6	46.5	36.6	397.0	31.8
Global Banking and Markets1 .	158.5	42.5	102.3	24.8	59.2	33.8	403.1	32.3
Global Private Banking ..........	13.3	2.2	1.3	0.4	4.3	0.2	21.7	1.8
Other2 ...................................	4.8	6.9	9.7	1.8	2.3	-	25.5	2.0

	314.7	111.9	302.2	62.2	253.0	97.9	1,123.9	90.0

1 RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.
2 Includes the results of certain property transactions, unallocated investment activities, centrally held investment companies, movements in fair value of own debt, central support costs with associated recoveries, HSBC's holding company and financing operations.

Table 6: Risk-weighted assets - by risk type and geographical region

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total RWAs	Capital required
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
At 31 December 2013
Credit risk .........................................	211.4	102.8	246.0	55.0	184.2	64.9	864.3	69.1
Counterparty credit risk ....................	23.0	5.2	5.7	0.7	8.5	2.7	45.8	3.7
Market risk1 ......................................	30.6	13.5	13.4	0.8	13.9	5.1	63.4	5.1
Operational risk ................................	35.1	16.8	27.3	6.0	17.2	16.8	119.2	9.5

	300.1	138.3	292.4	62.5	223.8	89.5	1,092.7	87.4

At 31 December 2012
Credit risk .........................................	222.9	82.9	260.0	54.1	204.2	74.3	898.4	71.9
Counterparty credit risk ....................	22.5	5.3	5.9	1.0	11.3	2.3	48.3	3.9
Market risk1 ......................................	35.0	8.3	10.2	1.2	13.8	4.4	54.9	4.4
Operational risk ................................	34.3	15.4	26.1	5.9	23.7	16.9	122.3	9.8

	314.7	111.9	302.2	62.2	253.0	97.9	1,123.9	90.0

1 RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.

RWA planning

Pre-tax return on RWAs is an operational metric by which the global businesses are managed on a day-to-day basis. The metric combines return on equity and regulatory capital efficiency objectives. In addition, RWA targets for our global businesses and regions are established and approved through the Group's annual planning process.

Business performance against the targets is monitored through reporting to the HSBC Holdings Asset and Liability Committee. The management of capital deductions is also addressed in the RWA monitoring framework through notional charges for these items, enabling a more holistic approach to performance measurement. A range of analysis is employed in the RWA monitoring framework to identify the key drivers of movements in the position, such as book size and book quality. Particular attention is paid to identifying and segmenting items within the day-to-day control of the business and those items that are driven by changes in risk models or regulatory methodology.

Movements in RWAs in 2013

RWAs reduced by US$31.2bn to US$1,092.7bn mainly due to the reclassification of Industrial Bank from an associate to a financial investment and the continued run-off of the US CML portfolio. These reductions were partly offset by several other drivers discussed below, including implementation of a 45% floor on loss-given-default for sovereign exposures as required by the PRA, and business growth.

Credit risk RWAs

Credit risk RWAs reduced by US$34.1bn, of which US$7.3bn was due to foreign exchange movements, while the remaining US$26.8bn was due to a range of drivers across the regions and global businesses. The commentary below is discussed exclusive of foreign currency translation effects.

Europe

In Europe, credit risk RWAs reduced by US$14.9bn. Credit quality changes for securitisation exposures in Global Banking and Markets ('GB&M') reduced RWAs by US$4.5bn and partly reflects the effect of exposures moving from RWAs to capital deductions. Reductions in securitisation exposures resulted in a decline in RWAs of US$1.4bn, reflecting sales and amortisation of assets in the GB&M legacy credit portfolio. Income producing real estate ('IPRE') portfolios in CMB, Global Private Banking ('GPB') and GB&M were moved from the standardised approach to the IRB slotting approach, with a net reduction in RWAs of US$1.7bn. As a result of business restructuring, a corporate portfolio in GB&M was moved to the IRB approach, and a retail approach was applied to a portfolio of small and medium-sized enterprise ('SME') customers in CMB, resulting in reductions in RWAs of US$1.4bn and US$0.8bn respectively.

A decrease in corporate exposure reduced RWAs by US$2.5bn. The implementation of a new corporate exposure model with lower credit conversion factors that are more reflective of historical experience reduced RWAs by US$2.3bn in GB&M. A US$5.3bn RWA management overlay was applied for corporate exposures in CMB and GB&M, in response to increased loss rates and in advance of model recalibration. This was partially offset by favourable movements in corporate and institutional portfolio quality in GB&M with a reduction in RWAs of US$3.2bn. The application of the 45% floor for loss-given-default for sovereign exposures increased RWAs by US$2.6bn, mainly in GB&M.

RBWM RWAs reduced by US$1.7bn on retail mortgage and credit card portfolios, mainly reflecting favourable changes in customer risk and the risk distribution in these portfolios. A further reduction of US$1.4bn was a result of the sale of the HFC Bank UK secured loan portfolio.

Hong Kong and Rest of Asia-Pacific

In Hong Kong, credit risk RWAs increased US$19.9bn, while in Rest of Asia-Pacific credit risk RWAs reduced by US$12.8bn.

In Rest of Asia-Pacific, the reduction in RWAs was primarily due to the reclassification of Industrial Bank from an associate to a financial investment. As a result, the holding was removed from the regulatory consolidation for RWAs and the investment was deducted from capital, resulting in a year-on-year reduction in RWAs of US$39.2bn. This was partly offset by loan growth in the Bank of Communications, increasing RWAs by US$14.5bn.

In Hong Kong and Rest of Asia-Pacific, business growth for CMB and GB&M was mainly driven by corporate term and trade-related lending and trade finance business resulting in an RWA increase of US$12.6bn, with a further increase of US$1.8bn relating to higher institutional exposures. In Hong Kong, an RWA increase of US$4.7bn was attributable to adverse movements in customer credit standing for GB&M and CMB corporate customers, partly offset by favourable shifts in loss-given-default metrics and the risk distribution of the portfolio.

In Hong Kong and Rest of Asia-Pacific, the application of the 45% floor for loss-given-default for sovereign exposures increased RWAs by US$6.2bn mainly in GB&M, while increases in sovereign exposure increased RWAs by a further US$3.2bn. Adverse changes in the internal sovereign rating for Hong Kong increased RWAs by US$1.3bn in GB&M, although this was almost fully offset by favourable shifts in sovereign portfolio quality from a range of other smaller drivers. Corporate exposures in CMB and GB&M were identified which did not meet full modelling requirements and these were moved to the standardised approach, with a net increase in RWAs of US$0.7bn.

In Hong Kong, credit card and unsecured lending portfolio growth resulted in an increase in RWAs of US$1.2bn in RBWM, while improvements in the quality of the credit card and unsecured lending portfolio reduced RWAs by US$0.5bn. In Rest of Asia-Pacific, residential mortgage growth increased RWAs by US$1.0bn in RBWM.

Middle East and North Africa

In Middle East and North Africa, credit risk RWAs increased by US$1.7bn. Adverse changes in the internal sovereign rating for Egypt increased RWAs by US$1.9bn in GB&M, although this was partially offset by favourable shifts in sovereign portfolio quality reducing RWAs by US$0.4bn in the region. There were reductions in RWAs of US$2.2bn for CMB in the UAE and Oman from lower lending volumes, although this was partly offset by corporate RWA growth in GB&M of US$0.5bn. Growth in The Saudi British Bank associate increased RWAs by US$1.1bn.

North America

In North America, credit risk RWAs reduced by US$18.0bn. RBWM balances were managed down during the period, reducing RWAs by US$14.0bn, primarily due to continued run-off of the US CML retail mortgage portfolio. In line with our objectives to accelerate the run-off of US CML there have been sales of non-real estate and personal homeowner loans with an RWA reduction of US$8.2bn. Additional sales of defaulted mortgage exposures, which did not accrue RWAs, also had a beneficial impact on the capital position through lower deductions for regulatory expected losses.

In RBWM, further reductions in RWAs of US$4.2bn were from movements in credit quality for retail mortgages, mainly in US CML as a result of accounts moving into default. This was accompanied by a rise in regulatory expected losses, leading to higher deductions from capital.

Commercial real estate portfolios in CMB and GB&M in the US were moved from IRB to the standardised approach as required by the PRA, increasing RWAs by US$3.6bn. Corporate lending growth in CMB resulted in an increase in RWAs of US$3.2bn, while reductions in exposures to institutions reduced RWAs in GB&M by US$1.1bn. Favourable movements in customer credit standing for GB&M and CMB corporate customers reduced RWAs by US$3.5bn.

The application of the 45% floor for loss-given-default for sovereign exposures increased RWAs by US$10.2bn in GB&M. This was partially offset by favourable changes in the internal sovereign rating for the US, reducing RWAs by US$3.6bn in GB&M.

Latin America

In Latin America, credit risk RWAs reduced by US$2.7bn. The disposal of operations in Panama, Peru and Paraguay reduced RWAs by US$7.9bn. Corporate term lending and trade finance growth in GB&M and CMB in Brazil increased RWAs by US$3.7bn.

Counterparty credit risk RWAs

CCR RWAs calculated on the IRB approach reduced by US$3.5bn. Book quality movements drove a reduction in RWAs of US$2.7bn due to improvement in the credit standing of counterparties, mainly in North America. The reduction in book size of US$0.9bn was due to lower exposures across most regions as trades matured and volumes reduced.

CCR RWAs on the standardised approach increased by US$0.9bn, mainly due to higher balance sheet exposures on foreign exchange derivatives with corporate counterparties in Brazil.

Market risk RWAs

Market risk RWAs increased by US$8.5bn, mainly due to model updates in relation to the incremental risk charge ('IRC') which increased RWAs by US$17.3bn.

In 2013, the IRC model was updated to account more explicitly for stressed conditions. Key input parameters were calibrated to a stressed period and further granularity in parameters were introduced to better represent the risk profile. This has led to a one time increase in the IRC requirement which is reflected in the current year. As part of the model oversight, the IRC model will be periodically recalibrated to accurately capture the risk profile in a stressed environment.

Further RWA increases of US$4.6bn were mainly due to changes in stressed Value at Risk ('VaR') period and internal methodology updates relating to a change in the basis of consolidation for modelled market risk charges as a result of clarification of the regulatory rules.

These movements were partly offset by reductions in positions sensitive to the IRC and changes in the shape of the trading portfolio due to defensive positions taken by the Equity and Foreign Exchange businesses in GB&M, leading to a lower stressed VAR and VAR, reducing RWAs by US$14.5bn.

Operational risk RWAs

The reduction in Operational Risk RWAs for the Group of US$3.1bn was driven by the decrease in North America of US$6.4bn, mainly due to the acceleration of the amortisation of the operational risk RWAs for the US CRS portfolio disposed of in May 2012. This was partly offset by RWA growth in Hong Kong of US$1.5bn and Rest of Asia Pacific of US$1.2bn due to a higher three-year average operating income from higher loans and advances.

Scope of Basel Pillar 1 approaches

The scope of permissible Basel approaches, and those that HSBC has adopted, are described below.

For further information on the approaches used, see page 31 for credit risk, page 69 for CCR, page 81 for market risk and page 84 for operational risk.

Risk category	Scope of permissible approaches	Approach adopted by HSBC

Credit risk
Basel II applies three approaches of increasing sophistication to the calculation of Pillar 1 credit risk capital requirements. The most basic level, the standardised approach, requires banks to use external credit ratings to determine the risk weightings applied to rated counterparties. Other counterparties are grouped into broad categories and standardised risk weightings are applied to these categories. The next level, the IRB foundation approach, allows banks to calculate their credit risk capital requirements on the basis of their internal assessment of a counterparty's probability of default ('PD'), but subjects their quantified estimates of EAD and LGD to standard supervisory parameters. Finally, the IRB advanced approach allows banks to use their own internal assessment in both determining PD and quantifying EAD and LGD.

For consolidated Group reporting, we have adopted the IRB advanced approach for the majority of our business.
Some portfolios remain on the standardised or foundation approaches under Basel II, pending the issuance of local regulations or model approval, or under exemptions from IRB treatment.
Further information on our IRB roll-out plan may be found on page 41.

Counterparty credit risk
Three approaches to calculating counterparty credit risk and determining exposure values are defined by Basel II: standardised, mark-to-market and IMM.
These exposure values are used to determine capital requirements under one of the credit risk approaches; standardised, IRB foundation and IRB advanced.
We use the mark-to-market and IMM approaches for counterparty credit risk. Our aim is to increase the proportion of positions on IMM over time.

Equity	Equity exposures can be assessed under standardised or IRB approaches.	Whilst some equity exposures are reported locally under the IRB simple risk weight approach, for Group reporting purposes all equity exposures are treated under the standardised approach.

Securitisation
Basel II specifies two methods for calculating credit risk requirements for securitisation positions in the non-trading book: the standardised approach and the IRB approach, which incorporates the Ratings Based Approach ('RBM'), the Internal Assessment Approach ('IAA') and the Supervisory Formula Method ('SFM').

For the majority of the securitisation non-trading book positions we use the IRB approach, and within this principally the RBM, with lesser amounts on IAA and SFM. We also use the standardised approach for an immaterial amount of trading book positions.

Market risk
Market risk capital requirements can be determined under either the standard rules or the internal models approach. The latter involves the use of internal VAR models to measure market risks and determine the appropriate capital requirement.
The IRC and comprehensive risk measure ('CRM') also apply.

The market risk capital requirement is measured using internal market risk models, where approved by the PRA, or the PRA standard rules. Our internal market risk models comprise VAR, stressed VAR, IRC and, in respect of correlation trading, the CRM.

Operational risk	Basel II allows for firms to calculate their operational risk capital requirement under the basic indicator approach, the standardised approach or the advanced measurement approach.
We have historically adopted and currently use the standardised approach in determining our operational risk capital requirement.
We are in the process of developing and implementing an advanced measurement approach ('AMA').

Table 7: Credit risk and counterparty credit risk - by Basel approach and exposure class

	Total	Standardised		Foundation		Advanced		Total	Capital
	EAD	EAD	RWAs	EAD	RWAs	EAD	RWAs	RWAs	required
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
At 31 December 2013
Credit risk .................................................	2,160.1	667.7	329.5	23.6	13.6	1,468.8	521.2	864.3	69.1
Counterparty credit risk ...........	143.4	10.7	3.6	3.1	1.5	129.6	40.7	45.8	3.7

	2,303.5	678.4	333.1	26.7	15.1	1,598.4	561.9	910.1	72.8

Central governments and central banks ........................	572.4	226.5	0.7	-	-	345.9	53.9	54.6	4.4
Institutions ...............................	230.7	35.7	12.2	-	-	195.0	41.5	53.7	4.3
Corporates ...............................	821.3	225.5	205.6	26.7	15.1	569.1	306.0	526.7	42.1
Retail
Secured on real estate property ..........................................	361.1	50.4	28.4	-	-	310.7	105.4	133.8	10.7
Qualifying revolving retail ....	66.9	-	-	-	-	66.9	15.4	15.4	1.2
SMEs ....................................	18.6	-	-	-	-	18.6	8.9	8.9	0.7
Other retail ...........................	94.5	47.7	36.1	-	-	46.8	11.0	47.1	3.8
Equity ......................................	3.3	3.3	3.5	-	-	-	-	3.5	0.3
Securitisation positions .............	45.4	-	-	-	-	45.4	19.8	19.8	1.6
Other .......................................	89.3	89.3	46.6	-	-	-	-	46.6	3.7

	2,303.5	678.4	333.1	26.7	15.1	1,598.4	561.9	910.1	72.8

Market risk ..............................								63.4	5.1
Operational risk .......................								119.2	9.5

								1,092.7	87.4

At 31 December 2012
Credit risk .................................................	2,170.9	681.5	374.5	19.4	10.3	1,470.0	513.6	898.4	71.9
Counterparty credit risk ...........	141.4	5.8	2.6	3.5	1.8	132.1	43.9	48.3	3.9

	2,312.3	687.3	377.1	22.9	12.1	1,602.1	557.5	946.7	75.8

Central governments and central banks ........................	545.1	179.6	0.9	-	-	365.5	37.7	38.6	3.1
Institutions ...............................	258.0	58.0	19.4	-	-	200.0	43.1	62.5	5.0
Corporates ...............................	813.1	257.6	239.9	22.9	12.1	532.6	278.5	530.5	42.5
Retail
Secured on real estate property ..........................................	362.7	45.3	24.0	-	-	317.4	130.8	154.8	12.4
Qualifying revolving retail ....	64.0	-	-	-	-	64.0	16.2	16.2	1.3
SMEs ....................................	13.1	-	-	-	-	13.1	6.8	6.8	0.5
Other retail ...........................	113.0	52.9	40.1	-	-	60.1	17.2	57.3	4.6
Equity ......................................	3.1	2.8	2.8	-	-	0.3	0.9	3.7	0.3
Securitisation positions .............	49.1	-	-	-	-	49.1	26.3	26.3	2.1
Other .......................................	91.1	91.1	50.0	-	-	-	-	50.0	4.0

	2,312.3	687.3	377.1	22.9	12.1	1,602.1	557.5	946.7	75.8

Market risk ..............................								54.9	4.4
Operational risk .......................								122.3	9.8

								1,123.9	90.0

Key points
· The reclassification of Industrial Bank from an associate to a financial investment, removing the requirement for proportional regulatory consolidation, was the primary driver of the EAD and RWA movements in the corporates, institutions and other retail exposure classes under the standardised approach. These reductions were partially offset by growth in Bank of Communications.
·Central governments and central bank exposures growths under the standardised approach was mainly due to higher placements with the Bank of England and holdings of UK gilts.
· Higher RWAs for central government and central bank exposures under the IRB advanced approach were due to the application of a loss-given-default floor of 45% for sovereign exposures with an impact of US$19bn on implementation and, to a lesser extent, adverse internal rating changes for sovereign exposures in the Middle East and North Africa and Hong Kong.
·Term lending, revolving credit products and trade finance business growth in Rest of Asia-Pacific, Hong Kong and North America were the main drivers of EAD and RWA movements for corporates under the IRB advanced approach.
·Continued run-off and sale of loans for the US CML portfolio were the key drivers of RWA movements in the IRB advanced retail secured on real estate property exposure class.
·Business restructuring for a portfolio of SME exposures in Europe caused a change from the corporate to the retail SME treatment under the IRB advanced approach, increasing EAD and RWA for this exposure class.
·Sale of non-real estate loans for the US CML portfolio has reduced the average exposure of other retail under the advanced approach.

Pillar 2 and ICAAP

Pillar 2

The processes of internal capital adequacy assessment and supervisory review, known as Pillar 2, lead to final determination by the PRA of Individual Capital Guidance ('ICG') and any Capital Planning Buffer ('CPB') that may be required.

Within Pillar 2, Pillar 2A considers, in addition to the minimum capital requirements for Pillar 1 risks described above, any supplementary requirements for those risks and in addition any requirements for risk categories not captured by Pillar 1. Such categories include principally: pension risk, insurance risk, non-trading book interest rate risk, structural foreign exchange risk, and concentration risks. Pillar 2A also estimates capital needed to compensate for any shortcomings in management, governance or controls, and to guard against unexpected losses while these deficiencies are addressed.

Pillar 2B considers the capital buffer a firm would require in order to remain above its ICG in adverse circumstances that may be largely outside the firm's normal and direct control, for example during a period of severe but plausible downturn stress, when asset values and the firm's capital surplus may become strained. This is quantified via any CPB requirement the PRA may consider necessary. The assessment of this is informed by stress tests and a rounded judgement of a firm's business model, also taking into account a firm's options and capacity to protect its capital position under stress, for instance through capital generation.

Complementing the above, in 2013 the PRA set a forward-looking CET1 target capital ratio for HSBC, in order to manage our transition to the Basel III capital requirements under CRD IV.

Internal capital adequacy assessment

Through the Internal Capital Adequacy Assessment Process ('ICAAP'), Group Management Board ('GMB') examines the Group's risk profile from both regulatory and economic capital viewpoints, aiming to ensure that capital resources:

·remain sufficient to support our risk profile and outstanding commitments;
·exceed current regulatory requirements, and HSBC is well placed to meet those expected in the future;
·allow the bank to remain adequately capitalised in the event of a severe economic downturn stress scenario; and
·remain consistent with our strategic and operational goals and our shareholder and investor expectations.

The minimum regulatory capital that we are required to hold is determined by the rules and guidance established by the PRA for the consolidated Group and by local regulators for individual Group companies. These capital requirements are a primary influence shaping the business planning process, in which RWA targets are established for our global businesses in accordance with the Group's strategic direction and risk appetite.

Economic capital is the internally calculated capital requirement which we deem necessary to support the risks to which we are exposed. The economic capital assessment is a more risk-sensitive measure than the regulatory minimum, as it covers a wider range of risks and takes account of the substantial diversification of risk accruing from our operations. Both the regulatory and the economic capital assessments rely upon the use of models that are integrated into our management of risk. Our economic capital models are calibrated to quantify the level of capital that is sufficient to absorb potential losses over a one-year time horizon to a 99.95% level of confidence for our banking activities, and to a 99.5% level of confidence for our insurance activities and pension risks.

Preserving our strong capital position remains a priority, and the level of integration of our risk and capital management helps to optimise our response to business demand for regulatory and economic capital. Risks that are explicitly assessed through economic capital, and those that are not, are compared in Appendix II.

Top and emerging risks

A list of our top and emerging risks is regularly evaluated to assess the impact on our core capital position. This evaluation extends to a number of risks not technically within the scope of our top and emerging risks, but which are identified as presenting risks to capital due to their potential to impact the Group's risk-weighted asset and/or capital supply position. The downside or upside scenarios are assessed against the Group's capital management objectives and mitigating actions assigned to senior management as necessary.

Stress testing

Our stress testing and scenario analysis programme is central to the monitoring of top and emerging risks, helping us to understand the sensitivities of the core assumptions in our capital plans to the adverse effect of extreme but plausible events. Stress testing allows us to formulate our response and mitigate risk in advance of actual conditions exhibiting the stresses identified in the scenarios.

Market stresses which occurred throughout the financial system in recent years have been used to inform our capital planning process and enhance the stress scenarios we employ. In addition to our internal stress tests, others are undertaken at the request of regulators using their prescribed assumptions, and by the regulators themselves. We take into account the results of all such stress testing when assessing our internal and regulatory capital requirements.

The Stress Testing and Economic Capital Committee, which reports to the Risk Management Meeting ('RMM') exercises governance, oversight and approval authority over ICAAP and economic capital models.

The Group is subject to supervisory stress testing in many jurisdictions. Supervisory requirements are increasing in frequency and in the granularity with which results are required. These exercises include the programmes of the PRA, the Federal Reserve, the EBA, the European Central Bank ('ECB') and the Hong Kong Monetary Authority, as well as stress tests undertaken in many other jurisdictions.

The Group is taking part in the Bank of England concurrent stress test exercise in 2014. This programme will include common base and stress scenarios applied across all major UK banks. The exercise will be supported by a complementary programme of data provision to the Bank of England under its Firm Data Submission Framework. At the time of writing, the PRA is considering a range of disclosure options related to the stress test exercise.

HSBC North America Holdings, Inc. ('HNAH') and HSBC Bank USA NA ('HBUS') are subject to the Comprehensive Capital Analysis and Review ('CCAR') and Dodd-Frank Stress Testing programmes of the Federal Reserve and the Office of the Comptroller of the Currency. HNAH and HBUS made submissions under these programmes on 6 January 2014. Disclosure by the Federal Reserve and by HNAH and HBUS of the results of these exercises will be made in March 2014.

HSBC will be included in the next round of European stress test exercises, scheduled for 2014. HSBC France and HSBC Malta will participate in the ECB's Asset Quality Review, run as part of the ECB's comprehensive assessment prior to inception of the Single Supervisory Mechanism. They will then be subject to the ECB's stress testing process. The Group will take part in the related exercise run by the EBA. Disclosures of the results of these exercises are planned in late 2014.

Further details of the Group's stress testing activities, areas of special interest and top and emerging risks are given on pages 139,147 and 141 of the Annual Report and Accounts 2013, respectively.

Basel III implementation and CRD IV
(Unaudited)

In June 2013, the European Commission published the final Regulation and Directive, known collectively as CRD IV, to give effect to the Basel III framework in the EU. This came into effect on 1 January 2014.

In December 2013, the PRA issued its final rules on CRD IV in PS 7/13, which transposes the various areas of national discretion within the final CRD IV legislation in the UK.

Despite these final PRA rules further PRA consultations are due in 2014, for CRD IV capital buffers and Pillar 2.

In addition, many technical standards and guidelines have been issued by the EBA in draft form for consultation or are pending publication in 2014. These must be adopted by the European Commission to become legally enforceable, which provides further uncertainty as to the capital requirements under CRD IV.

Following publication of the final CRD IV rules and UK national discretions, in order to provide transparency to the way we manage our transition to Basel III under CRD IV, we set out information for investors on the estimated effects of these rules on our CET1 capital position in table 8: 'Composition of regulatory capital on an estimated CRD IV end point basis and Year 1 transitional basis' on page 24.

This is supplemented by table 9: 'Reconciliation of current rules to CRD IV end point rules' which presents a reconciliation of our reported core tier 1 capital and RWAs to our estimated CET1 end point capital and estimated RWAs at 31 December 2013. The position at 31 December 2013 is presented in comparison with that at 31 December 2012, where the estimated effect was based on the earlier July 2011 draft CRD IV text. The capital position is presented on an end-point definition of CET1 capital, applying all deductions and regulatory adjustments to CET1 capital in full, as they would apply at the end of the transitional period.

The tables quantify the capital and RWA impacts known at this time and are based on our interpretation of the final CRD IV regulation and final rules issued by PRA, as supplemented by regulatory guidance.

The effects of draft EBA standards are not captured in our numbers. These could have additional, potentially significant effects on our capital position and RWAs.

The detailed basis of preparation can be found under 'Appendix to Capital' on page 324 of the Annual Report and Accounts 2013.

Table 8: Composition of regulatory capital on an estimated CRD IV end point basis and Year 1 transitional basis
At 31 December
2013
US$m

Shareholders' equity...........................................................................................................................................	164,057
Shareholders' equity per balance sheet1...........................................................................................................	181,871
Foreseeable interim dividend ..........................................................................................................................	(3,005)
Preference share premium .............................................................................................................................	(1,405)
Other equity instruments ...............................................................................................................................	(5,851)
Deconsolidation of special purpose entities2 ..................................................................................................	(1,166)
Deconsolidation of insurance entities .............................................................................................................	(6,387)

Non-controlling interests ..................................................................................................................................	3,644
Non-controlling interests per balance sheet ...................................................................................................	8,588
Preference share non-controlling interests .....................................................................................................	(2,388)
Non-controlling interests transferred to tier 2 capital ....................................................................................	(488)
Non-controlling interests in deconsolidated subsidiaries ..................................................................................	(757)
Surplus non-controlling interest disallowed in CET1 .....................................................................................	(1,311)

Regulatory adjustments to the accounting basis ..................................................................................................	782
Own credit spread3 .........................................................................................................................................	1,112
Debit valuation adjustment ............................................................................................................................	(451)
Cash flow hedging reserve ..............................................................................................................................	121

Deductions ........................................................................................................................................................	(35,969)
Goodwill and intangible assets ........................................................................................................................	(24,899)
Deferred tax assets that rely on future profitability (excluding those arising from temporary differences) ......	(680)
Defined benefit pension fund assets ................................................................................................................	(1,731)
Additional valuation adjustment (referred to as PVA) ....................................................................................	(2,006)
Investments in own shares through the holding of composite products of which HSBC is a component (exchange traded funds, derivatives, and index stock) .....................................................................................	(677)
Excess of expected losses over impairment allowances ..................................................................................	(5,976)

Common equity tier 1 capital ......................................................................................................................	132,514

Transitional adjustment: ....................................................................................................................................
Unrealised gains arising from revaluation of property ....................................................................................	(1,281)

Common equity tier 1 capital on Year 1 transitional basis......................................................................	131,233

For footnotes, see page 26.

Whilst CRD IV allows for the majority of regulatory adjustments and deductions from CET1 to be implemented on a gradual basis from 1 January 2014 to 1 January 2018, the PRA has largely decided not to make use of these transitional provisions. This results in a cost to our transitional CET1 ratio, corresponding to the treatment of unrealised gains on investment property, which are only capable of being recognised in CET1 capital from 1 January 2015.

For tier 1 and tier 2 capital, the PRA followed the transitional provisions timing as set out in CRD IV to apply the necessary regulatory adjustments and deductions. The effect of these adjustments will be phased in at 20% per annum from 1 January 2014 to 1 January 2018.

Furthermore, non-CRD IV compliant additional tier 1 and tier 2 instruments benefit from a grandfathering period. This progressively reduces the eligible amount by 10% annually, following an initial 20% on 1 January 2014, until they are fully phased out by 1 January 2022.

Under CRD IV, banks should maintain a Pillar 1 tier 1 buffer of 1.5% of RWAs and a tier 2 buffer of 2.0% of RWAs. Going forward, as the grandfathering provisions fall away, we intend to meet these buffers in an economic manner by issuing non-equity capital as necessary. At 31 December 2013, the Group had US$11.7bn of CRD IV compliant, non-equity capital instruments and US$37.8bn of non-equity capital instruments qualifying as eligible capital under CRD IV by virtue of application of the grandfathering provisions, after applying the 20% reduction outlined above.

For a full disclosure of the CET1, tier 1 and total capital position on a 'transitional basis' at 31 December 2013, see Appendix III on pages 101 and 102 of this report.

Table 9: Reconciliation of current rules to CRD IV end point rules

	Final text At 31 December 2013		July 2011 text4 At 31 December 2012
	RWAs US$m	Capital US$m	RWAs US$m	Capital US$m

Reported core tier 1 capital under the current regime .............................		149,051		138,789

Regulatory adjustments applied to core tier 1 in respect of amounts subject to CRD IV treatment
Foreseeable interim dividend ...............................................................		(3,005)		-
Deconsolidation of insurance undertakings in reserves ........................		(6,387)		-
Surplus non-controlling interest disallowed in CET1 ...........................		(1,311)		(2,299)
Debit valuation adjustment .................................................................		(451)		(372)
Own credit spread on trading liabilities.................................................		75		-
Removal of filters under current regime:
- unrealised losses on available-for-sale debt securities .......................		(2,595)		(1,223)
- unrealised gains on available-for-sale equities...................................		1,474		2,088
- reserves arising from revaluation of property .................................		1,281		1,202
Deferred tax liabilities on intangibles ..................................................		299		267
Deferred tax assets that rely on future profitability (excluding those arising from temporary differences) ...............................................		(680)		(456)
Defined benefit pension fund liabilities ...............................................		(1,213)		(1,596)
Additional valuation adjustment (referred to as PVA) .........................		(2,006)		(1,720)
Investments in own shares through the holding of composite products of which HSBC is a component (exchange traded funds, derivatives, and index stock) .............................................................................		(677)		(1,322)
Excess of expected losses over impairment allowances deducted 100% from CET1 ............................................................		(2,874)		(3,084)
Removal of 50% of tax credit adjustment for expected losses .............		(151)		(111)
Securitisations positions risk-weighted under CRD IV ..........................		1,684		1,776
Deductions under threshold approach
Amount exceeding the 10% threshold:
- significant investments in CET1 capital of banks, financial institutions and insurance ............................................................		-		(6,097)
Amount in aggregate exceeding the 15% threshold:
- significant investments in CET1 capital of banks, financial institutions and insurance ............................................................		-		(2,029)
- deferred tax assets ......................................................................		-		(1,310)

Estimated CET1 capital under CRD IV .............................................		132,514		122,503

Reported total RWAs .............................................................................	1,092,653		1,123,943

Changes to capital requirements introduced by CRD IV
Amounts in aggregate below 15% threshold and therefore subject to 250% risk weight .......................................................................	38,713		45,940
Credit valuation adjustment ................................................................	30,726		60,360
Securitisation positions and free deliveries risk-weighted under CRD IV ...........................................................................................................	42,288		44,513
Other movements ..............................................................................	10,559		17,099

Estimated total RWAs under CRD IV ..............................................	1,214,939		1,291,855

Estimated CET1 ratio ..........................................................................		10.9%		9.5%

Estimated regulatory impact of management actions
Management actions completed in 2013:
Dilution of our shareholding in Industrial Bank and the subsequent change in accounting treatment ......................................................			(38,880)	(2,150)
Completion of the second tranche of the disposal of Ping An ............			3,522	9,393

Estimated total after management actions completed in 2013 ...............			1,256,497	129,746

Estimated CET1 ratio after management actions completed in 2013 ...............................................................................................................				10.3%

For footnote, see page 26.

Footnotes to CRD IV capital tables 8-9

1 Includes externally verified profits for the year ended 31 December 2013.
2 Mainly comprises unrealised gains/losses on available-for-sale debt securities related to SPEs.
3 Includes own credit spread on trading liabilities.
4 The basis of preparation for the calculation of the CET1 ratio is detailed in the Appendix to Capital on page 324 of the Annual Report and Accounts 2013. The CET1 ratio presented for 31 December 2012 has changed from the presentation in the Annual Report and Accounts 2012 and is shown post anticipated management actions to mitigate capital deductions for non-significant holdings of financial sector entities, consistent with our Interim Report 2013. Selected management actions have since been undertaken.

The main effect of the CRD IV final rules compared with those at 31 December 2012, when the estimated impact was based on the earlier July 2011 draft text, is detailed below.

To effect the deduction of significant investments in insurance companies from CET1, consistent with the treatment in our Interim Report 2013, we have removed from the Group consolidated reserves the contribution of our insurance business and calculated the amount of the insurance holding deduction, subject to threshold calculations, at cost. The regulatory treatment of insurance holdings was clarified in the final PRA rules set out in PS 7/13. The change in treatment had a negative capital impact of US$6.4bn on our reserves and resulted in the value of our 'significant investments in CET1 capital of banks, financial institutions and insurance' falling below the threshold amounts for deduction.

The estimated amount of capital deduction for non-significant (or 'immaterial') holdings of financial sector entities has changed upon finalisation of the CRD IV text.

At 31 December 2012, we quantified the effect of management actions estimated to be necessary to negate a capital deduction against this item. This followed an interpretation of the draft July 2011 CRD IV text around the restriction in the rules for netting of long and short positions held in the trading book, whereby the maturity of the short position has to match the maturity of the long position, or have a residual maturity of no less than a year.

For our interim results, following confirmation of the legislation, we changed the basis of presentation of the CRD IV estimated capital position, to reflect further regulatory clarification and the anticipated impact of management actions that while contemplated at that time, could not be concluded ahead of final rules. Consequently, the presentation of the capital position at 31 December 2012 was changed to take into account the effect of those management actions on immaterial holdings.

At 31 December 2013, following evolving regulatory discussions, as well as systems enhancements, we have been able to more effectively match our long and short positions under one year maturity. In addition, we have now executed selected management actions to optimise our maturity profile and make best use of matching opportunities. These measures have brought our net long position below the deduction threshold.

The EBA's publication of their final draft Regulatory Technical Standard ('RTS') on 'Own Funds - Part III' on 13 December 2013 elaborates on the capital calculation of holdings of capital instruments of financial sector entities. The draft contains significant change from the initial consultation and is still due for consideration and adoption by the European Commission. We are monitoring developments and depending upon the final standard we will consider the effect, together with any further management actions.

Our CET1 capital ratio at 31 December 2013 was reduced by US$3bn to reflect our prospective fourth interim dividend declared, net of projected scrip dividend, which will be paid in 2014. This represents a change in our basis of preparation to reflect CRD IV final rules.

A notable change compared with our 31 December 2012 estimates relates to the credit valuation adjustment ('CVA') risk capital charge, which decreased to US$30.7bn, mainly as a result of the introduction of exemptions under the final CRD IV rules.

Other movements in our RWAs include residual credit risk items following the finalisation of the rules and their respective systems implementation. The latter will continue as future regulatory proposals are published in finalised form. For a detailed description of the items above, see the Appendix to Capital, in the Annual Report and Accounts 2013 on page 324.

Supplementary Basel III disclosures

In October 2012, the PRA wrote to large UK firms describing the disclosures it required them to make for capital resources on a first year transitional basis and for the leverage ratio on an end point basis under CRD IV. At 31 December 2012, our disclosures were based on the July 2011 draft version of the CRD IV text.

In January 2014, the PRA issued a letter requiring major UK firms to continue the disclosure of the capital resources on a transitional basis, taking into account the final CRD IV and PRA rules on the definition of capital. A table of the estimated composition of regulatory capital under CRD IV rules on a transitional basis and the basis of preparation for this, including qualifications to be noted when assessing it, are set out in Appendix III.

Leverage ratio

The leverage ratio was introduced into the Basel III framework as a non-risk-based backstop limit, to supplement risk-based capital requirements. It aims to constrain the build-up of excess leverage in the banking sector, introducing additional safeguards against model risk and measurement errors. The ratio is a volume-based measure calculated as Basel III tier 1 capital divided by total on- and off-balance sheet exposures.

Basel III provides for a transitional period for the introduction of this ratio, comprising a supervisory monitoring period that started in 2011 and a parallel run period from January 2013 to January 2017. The parallel run will be used to assess whether the proposed minimum ratio of 3% is appropriate, with a view to migrating to a Pillar 1 requirement from 1 January 2018.

In November 2013, the PRA issued a supervisory statement on leverage and capital ratios which requires major UK banks from 1 January 2014 to meet a 3% CRD IV end point tier 1 leverage ratio but after taking deductions to reflect the FPC's assessment of expected future losses, future costs of conduct redress and adjusting for a more prudent calculation of risk weights, as published previously in June 2013.

In January 2014, the Basel Committee published its finalised leverage ratio framework, along with the public disclosure requirements applicable from 1 January 2015. Under CRD IV, the final calibration and legislative proposals are expected to be determined following a review of the revised Basel proposals and the basis of the EBA's assessment of the impact and effectiveness of the leverage ratio during a monitoring period from 1 January 2014 until 30 June 2016.

Monitoring leverage has been part of HSBC's regulatory reporting since December 2010. From the 2012 year end, ahead of the Basel III disclosure timeline, UK banks were required by the PRA to disclose an estimated leverage ratio at year-end and mid-year, using a hybrid of Basel III and CRD IV rules.

In January 2014, the PRA issued a letter to major UK banks setting out the approach to be taken for calculating the leverage ratio for year-end 2013 Pillar 3 disclosures. This confirmed that the calculation of the leverage ratio is conceptually unchanged and will continue to be based on a hybrid of Basel III and CRD IV basis. The numerator is now calculated using the final CRD IV end point tier 1 (rather than draft) capital definition. The calculation of the exposure measure will continue to be based on the December 2010 Basel III text.

It should be noted that this PRA-prescribed basis for disclosing the leverage ratio is not aligned with the November 2013 supervisory statement, the CRD IV final rules or the Basel Committee's final proposals on the Basel III leverage ratio. However, the CRD IV basis is expected to be aligned to Basel during 2014.

For a detailed basis of preparation of the leverage ratio, see Appendix III.

Table 10: Estimated CRD IV end point leverage ratio

PRA- prescribed basis
US$bn
At 31 December 2013
Total assets per financial balance sheet .............................................................................................................	2,671

Adjustment to reverse netting of loans and deposits allowable under IFRS ..........................................................	93

Reversal of the accounting values:	(482)
Derivatives ....................................................................................................................................................	(282)
Repurchase agreement and Securities finance .................................................................................................	(200)

Replaced with regulatory values:	386
Derivatives ....................................................................................................................................................	239
Repurchase agreement and Securities finance .................................................................................................	147

Addition of off balance sheet commitments and guarantees:	388
Guarantees and contingent liabilities ..............................................................................................................	85
Commitments ................................................................................................................................................	295
Other .............................................................................................................................................................	8

Exclusion of items already deducted from the capital measure ...........................................................................	(28)

Exposure measure after regulatory adjustments .......................................................................................	3,028

Tier 1 capital under CRD IV (end point) ............................................................................................................	133

Estimated leverage ratio (end point) ...........................................................................................................	4.4%

Tier 1 capital under CRD IV (including instruments that will be ineligible for inclusion after Basel III transitional period has fully elapsed) ................................................................................................	149

Estimated leverage ratio (including instruments that will be ineligible for inclusion after Basel III transitional period has fully elapsed) ......................................................................................	4.9%

At 31 December 2012
Estimated leverage ratio (end point) ..................................................................................................................	4.2%

Estimated leverage ratio (including instruments that will be ineligible for inclusion after Basel III transitional period has fully elapsed) ................................................................................................	4.8%

Risk management

Overview

All our activities involve to varying degrees the measurement, evaluation, acceptance and management of risks. As risk is not static, our risk profile continually alters as a result of change in the scope and impact of a wide range of factors, from geopolitical to transactional. Our risk management framework is designed for the continuous monitoring of the risk environment and an integrated evaluation of risks and their interactions.

The objective of risk management, shared across the organisation, is to support the Group's strategic priorities to build sustainable, profitable businesses in the long‑term interests of our shareholders and other stakeholders. We aim to ensure that risk management is embedded in how we run our business.

Risk management is embedded through:

· a historically strong risk culture, with personal accountability for decisions;
· a formal governance structure, with a clear, well understood framework of risk ownership, standards and policy;
· the alignment of risk and business objectives, with integration of risk appetite into business planning and capital management; and
· an independent and expert global risk function
('Global Risk').

Risk culture

HSBC has long recognised the importance of a strong risk culture, the fostering of which is a key responsibility of senior executives. Our risk culture may be characterised as conservative, control-based and rooted in experience. It is reinforced by our HSBC Values and our Global Standards, and forms the basis from which the Board, advised by the Group Risk Committee ('GRC'), establishes the Group's risk appetite and the risk management framework. These are instrumental in aligning the behaviour of individuals with the Group's attitude to assuming and managing risk.

Our global standards set the tone from the top, and are central to our approach to balancing risk and reward. All staff play a role in the management of risk as part of our 'three lines of defence' model and are accountable for identifying, assessing and managing risks within the scope of their assigned responsibilities. We have a system of personal, not collective, authorities for lending decisions. Personal accountability, reinforced by our HSBC

Values, helps sustain a disciplined and constructive culture of risk management and control throughout HSBC. Our risk culture is also reinforced by our approach to remuneration, which is discussed further on page 89 of this report.

Further details on the five main elements underpinning our risk culture may be found on page 39 of the Annual Report and Accounts 2013.

Risk governance and risk appetite

Our risk governance structure and approach to risk appetite are set out in the report of the GRC on pages 353 and 355 of the Annual Report and Accounts 2013.

Risk management objectives are integrated into the performance scorecards of the heads of regions, global businesses and key functions from the GMB down, and cascaded through the organisation. The objectives of Global Risk are also aligned through this process with strategic business objectives.

Risk appetite is a key component of our management of risk. Our approach is designed to reinforce the integration of risk considerations into key business goals and planning processes. The risk appetite statement, which is approved annually by the Board under advice from the GRC, and whose implementation is overseen by the GMB, describes the types and levels of risk that we are prepared to take in executing our strategy.

Diversification is an important aspect of our management of risk. Geographical diversification of our lending portfolio across the regions, together with our broad range of global businesses and products, ensures that we are not overly dependent on a limited number of countries or markets to generate income and growth. It also supports our strategies for growth in faster-growing markets and those with international connectivity. Diversification models are developed, in conjunction with the business, within Global Risk's quantitative analytics discipline.

An established framework of risk ownership and documented standards, policy and procedures, supports effective risk management and internal control systems.

Further details on the risk appetite framework may be found on page 354 of the Annual Report and Accounts 2013.

Global Risk

Headed by the Group Chief Risk Officer ('GCRO'), Global Risk is mandated to provide an expert, integrated and independent assessment of risks Group-wide.

Global Risk:

·  forms the the second line of defence, with responsibility for setting policy and for providing oversight and challenge of the activities conducted by the first line.
·  supports our global businesses, regions, countries and global functions in the development and achievement of strategic objectives;
·  fosters development of a conservative but constructive Group risk culture;
·partners the global businesses, regions, countries and global functions in risk appetite planning and monitoring;
· carries out central approvals, controls, risk systems leadership and the analysis and reporting of management information;
·  addresses risk issues in dealings with external stakeholders including regulators and analysts; and
·  in addition to 'business as usual' operations, engages with business development activities such as new product approval and post-implementation review, and acquisition due diligence.

Risk measurement and reporting systems

The purpose of our risk measurement and reporting systems is to ensure that, as far as possible, risks are comprehensively captured with all the attributes necessary to support well-founded decisions, that those attributes are accurately assessed and that information is delivered in a timely way for those risks to be successfully managed and mitigated.

Risk measurement and reporting systems are also subject to a governance framework designed to ensure that their build and implementation are fit for purpose and that they are functioning properly. Risk information technology ('IT') systems development is a key responsibility of the Global Risk function globally, while the development and operation of risk rating and management systems and processes are ultimately subject to the oversight of the Board.

We continue to invest significant resources in IT systems and processes in order to maintain and improve our risk management capabilities. Group policy promotes the deployment of preferred technology where practicable. Group standards govern the procurement and operation of systems used in our subsidiaries to process risk information within business lines and risk functions.

Risk measurement, monitoring and reporting structures deployed at Group level are replicated in global businesses and major operating subsidiaries through a common operating model for integrated risk management and control. This model sets out the respective responsibilities of Group, global business, region and country level risk functions in respect of such matters as risk governance and oversight, compliance risks, approval authorities and lending guidelines, global and local scorecards, management information and reporting, and relations with third parties including regulators, rating agencies and auditors.

Risk analytics and model governance

Global Risk manages a number of analytics disciplines supporting rating and scoring models for different risk types and business segments, economic capital and stress testing. It formulates technical responses to industry developments and regulatory policy in the field of risk analytics, develops HSBC's global risk models, and oversees local model development and use around the Group in progress toward our implementation targets for the IRB advanced approach.

Model governance is under the general oversight of Group Model Oversight Committee ('Group MOC'). Group MOC is supported by specific global functional MOCs for Wholesale Credit and Market Risk ('WCMR') and RBWM, and has regional and entity-level counterparts with comparable terms of reference. The Group MOC meets bi-monthly and reports to RMM. It is chaired by the Risk function, and its membership is drawn from Risk, Finance and global businesses.

Its primary responsibilities are to bring a strategic approach to model-related issues across the Group and to oversee the governance of our risk rating models, their consistency and approval, within the Basel framework. Through its oversight of the functional WCMR and RBWM MOCs, it identifies emerging risks for all aspects of the risk rating system, ensuring that model risk is managed within our Risk Appetite Statement, and formally advises RMM on any material model-related issues.

The development and use of data and models to meet local requirements are the responsibility of regional and/or local entities under the governance of their own management, subject to overall Group policy and oversight.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                     Date: 24 February 2014